Management’s Responsibility for Financial Position

To the Shareholders of Enerflex Ltd.

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by Management and approved by the Board of Directors of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and, where appropriate, reflect Management’s best estimates and judgments. Management is responsible for the accuracy, integrity, and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in Management’s Annual Report on Internal Control Over Financial Reporting on page M-47 of Management’s Discussion and Analysis.

The Audit Committee is appointed by the Board of Directors annually, and is comprised exclusively of outside, independent directors. The Audit Committee meets with management, as well as with the external auditors, Ernst & Young LLP, to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The external auditors have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been audited independently by Ernst & Young LLP on behalf of the shareholders in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). Their report outlines the nature of their audits and expresses their opinion on the consolidated financial statements.

[signed] “Marc E. Rossiter” Marc E. Rossiter President, Chief Executive Officer, and Director February 26, 2025	[signed] “Preet S. Dhindsa” Preet S. Dhindsa Senior Vice President and Chief Financial Officer

Management’s Responsibility for Internal Control Over Financial Reporting

To the Shareholders of Enerflex Ltd.

The following report is provided by Management in respect of Enerflex Ltd. (“Enerflex” or the “Company”) internal control over financial reporting as defined in Rules 13a-15f and 15d-15f under the United States Securities Exchange Act of 1034 and National Instrument 52-109 Certification of Disclosure in issuers’ Annual and Interim Filings.

Management is responsible for establishing and maintaining adequate disclosures controls and processes (“DC&P”). DC&P are designed to ensure that information required to be disclosed in Enerflex’s financial reports is recorded, processed, summarized and reported to the Company’s Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Due to the inherent limitations of control systems, not all misstatements may be detected. For example, there may be faulty judgments in decision-making or breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the acts of individuals, by collusion of two or more people, or by Management override of the control. Controls and procedures can only provide reasonable, not absolute, assurance that the desired control objectives have been met.

Based on the Company’s evaluation, Management concluded that its DC&P were effective as of December 31, 2024.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a framework designed to provide reasonable assurance regarding the preparation and reliability of the consolidated financial statements for external reporting in accordance with IFRS.

Under the supervision, and with the participation, of Enerflex’s Management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its ICFR as of December 31, 2024. In conducting this evaluation, Management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”).

Based on the Company’s evaluation, Management concluded that its ICFR were effective as of December 31, 2024.

Ernst & Young LLP, an independent registered public accounting firm, who audited and reported on our Financial Statements for the year ended December 31, 2024, has issued an attestation report on our ICFR as of December 31, 2024. Their attestation report is included with our Financial Statements.

Changes in Internal Control Over Financial Reporting:

Management regularly reviews its system of ICFR and makes changes to the Company’s processes and systems to improve controls and increase efficiency. Except for the changes in connection with our implementation of the remediation plan discussed above, there have been no significant additional changes in the design of the Company’s ICFR during the three months ended December 31, 2024, that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

[signed] “Marc E. Rossiter” Marc E. Rossiter President, Chief Executive Officer, and Director February 26, 2025	[signed] “Preet S. Dhindsa” Preet S. Dhindsa Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enerflex Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Enerflex Ltd. (the “Company”) as of December 31, 2024 and 2023 and January 1, 2023, the related consolidated statements of earnings (loss) and other comprehensive income (loss), cash flows and changes in equity for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023 and January 1, 2023, and its financial performance and its cash flows for the years ended December 31, 2024 and 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” and our report dated February 26, 2025 expressed an unqualified opinion thereon.

Change in Presentation Currency

As discussed in Note 4 to the consolidated financial statements, the Company has elected to change its presentation currency from Canadian dollars to United States dollars in the year ended December 31, 2024 on a retrospective basis.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Measurement of revenue recognized from the supply of engineered systems
Description of the Matter

For the year ended December 31, 2024, the Company recognized $1,238 million of revenue from the supply of engineered systems. As described in notes 3r, 5 and 21 to the consolidated financial statements, revenues from the supply of engineered systems typically involve engineering, design, manufacture, installation and start-up of equipment recognized on a percentage-of-completion basis proportionate to the costs incurred in the construction of the project.

How We Addressed the Matter in Our Audit

Auditing the Company’s measurement of revenue related to engineered systems projects recognized using percentage-of-completion accounting, where the Company had not fulfilled all performance obligations of the contract’s scope of work at December 31, 2024, was determined to be a critical audit matter as it involved significant judgement in estimating the efforts to complete such projects or to determine the variable consideration expected under the contract. This requires a high degree of auditor judgement and effort in evaluating audit evidence related to management assumptions including estimates of the expected profitability of each contract and estimates of efforts required to complete any remaining performance obligations. In addition, auditor judgment was involved in evaluating management’s estimates as to the likelihood of the variable consideration being recognized or constrained based on the status of each project, the potential value of variable consideration, communication received from the customer, and other factors.

We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over the Company’s revenue recognition process including internal controls over management’s review of the estimated degree of completion based on cost progression for each contract and management’s validation that the data used in these estimates was complete and accurate. We also tested internal controls over management’s estimates related to variable consideration including the Company’s assessment of factors that can affect these estimates.

To test the measurement of revenue recognized based on percentage-of-completion accounting, we performed audit procedures that included, among others, evaluating a sample of contractual arrangements, including pricing and billing terms, change orders and terms and conditions impacting revenue recognition, if any. For a sample of projects, we obtained an understanding of the projects’ performance throughout the year and at year-end through inquiries with project managers from the contract project team. We evaluated the reasonableness of management’s assumptions for estimated costs to complete by comparing the key inputs in the initial budget to actual costs incurred, and assessing trends based on our knowledge of similar projects. We evaluated the reasonableness of management’s historical estimates of efforts required to complete any remaining performance obligations by comparing previous cost estimation forecasts to actual results. For a sample of projects, we also evaluated the reasonableness of management’s assumptions related to estimated variable consideration by making inquiries of management about their assessment of factors that can affect these estimates and examining documentation that supports management’s estimates.

Evaluation of goodwill impairment – Eastern Hemisphere operating segment
Description of the Matter

At December 31, 2024, the Company's goodwill was $422 million, of that, $258 million relates to the Eastern Hemisphere operating segment. As disclosed in notes 3k, 5, 12 and 33 to the consolidated financial statements, for the purposes of its impairment assessment, goodwill is allocated to cash generating units, which the Company has determined to be its operating segments. Goodwill is tested for impairment annually, or at any time an indicator of impairment exists.

Auditing the recoverable amount in the Company’s goodwill impairment test for the Eastern Hemisphere operating segment was determined to be a critical audit matter as it involved significant estimation uncertainty and judgement primarily due to the sensitivity of the estimated recoverable amount to underlying significant assumptions. Significant assumptions included revenue growth rate, EBIT, terminal growth rate and discount rate, which are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process, including controls over management’s development and review of the significant assumptions described above and review of the reasonableness of the data utilized in the Company’s valuation analysis.

To test the estimated recoverable amount of the Company’s Eastern Hemisphere operating segment, our audit procedures included, among others, assessing management’s methodologies and testing the significant assumptions discussed above and the completeness and accuracy of underlying data used by the Company in its analysis. We evaluated management’s cash flow projections, revenue growth rate, and EBIT to identify, understand and evaluate changes as compared to historical results. We compared commodity price forecasts used in management’s revenue growth rate assumption to external industry outlook data. We involved our valuation specialists to assess the Company’s impairment model, valuation methodology applied, and certain significant assumptions, including the discount rate and terminal growth rate. We also assessed the historical accuracy of management’s estimates and performed sensitivity analyses on significant assumptions including EBIT and the discount rate to evaluate the changes in the recoverable amount of the operating segment that would result from changes in the assumptions.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2010.

Calgary, Canada

February 26, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enerflex Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Enerflex Ltd.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Enerflex Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023 and January 1, 2023, the related consolidated statements of earnings (loss) and other comprehensive income (loss), cash flows and changes in equity for the two years ended December 31, 2024 and 2023 and the related notes, and our report dated February 26, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included under the heading Internal Control Over Financial Reporting contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada

February 26, 2025

Consolidated Financial Statements

Consolidated Statements of Financial Position

($ United States millions)	December 31, 2024	December 31, 2023	January 1,2023[1]
Assets
Current assets
Cash and cash equivalents	$92	$95	$187
Short-term investments	-	11	-
Accounts receivable (Note 6)	398	398	337
Unbilled revenue[2] (Note 6)	157	174	138
Inventories (Note 7)	258	294	273
Work-in-progress related to finance leases (Note 7)	35	-	31
Energy infrastructure (“EI”) assets – finance leases receivable (Note 9b)	49	43	44
Income taxes receivable (Note 19)	3	3	8
Derivative financial instruments (Note 27)	-	-	1
Prepayments	49	58	53
Assets held for sale	-	7	-
Total current assets	1,041	1,083	1,072
Unbilled revenue[2] (Note 6)	2	135	165
Property, plant and equipment ("PP&E") (Note 8)	96	104	113
EI assets – operating leases (Note 9a)	713	864	914
EI assets – finance leases receivable (Note 9b)	189	161	173
Lease right-of-use assets (Note 10)	58	62	58
Deferred tax assets (Note 19)	24	21	16
Intangible assets (Note 11)	37	55	76
Goodwill (Note 12)	422	433	498
Other assets (Note 13)	209	40	59
Total assets	$2,791	$2,958	$3,144
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (Note 14)	$413	$424	$464
Provisions (Note 15)	22	20	14
Income taxes payable (Note 19)	79	56	55
Deferred revenue (Note 16)	375	297	270
Current portion of long-term debt (Note 17)	-	40	20
Lease liabilities (Note 18)	22	19	15
Derivative financial instruments (Note 27)	-	1	1
Other current liabilities	-	6	-
Liabilities associated with assets held for sale	-	5	-
Total current liabilities	911	868	839
Deferred revenue (Note 16)	11	22	25
Long-term debt (Note 17)	708	879	1,007
Lease liabilities (Note 18)	47	57	54
Deferred tax liabilities (Note 19)	48	65	65
Other liabilities	17	13	14
Total liabilities	$1,742	$1,904	$2,004
Shareholders’ equity
Share capital (Note 20)	$505	$504	$503
Contributed surplus	678	678	678
Retained earnings	80	58	151
Accumulated other comprehensive losses	(214)	(186)	(192)
Total shareholders’ equity	1,049	1,054	1,140
Total liabilities and shareholders’ equity	$2,791	$2,958	$3,144

1 Effective January 1, 2024, the Company changed its presentation currency from Canadian dollars to United States dollars. Refer to Note 4 “Changes in Accounting Policies” for further details.

2 Unbilled revenue was previously titled contract assets. There were no dollar amounts reclassified as a result of the change in name.

See accompanying notes to the consolidated financial statements, including Note 30 “Guarantees, Commitments, and Contingencies”.

F- 1

Consolidated Statements of Earnings (Loss) and Other Comprehensive Income (Loss)

	Years ended December 31,
($ United States millions, except per share amounts)	2024	2023

Revenue (Note 21)	$2,414	$2,343
Cost of goods sold ("COGS")	1,910	1,886

Gross margin	504	457
Selling, general and administrative expenses ("SG&A") (Note 22)	327	293
Foreign exchange ("FX") loss	4	43

Operating income	173	121
Loss on disposal of PP&E (Note 8)	-	(2)
Loss on financial instruments	(11)	(14)
Gain on redemption options (Note 13)	17	-
Equity earnings from associates and joint ventures	-	2
Impairment of goodwill (Note 12)	-	(65)

Earnings before finance costs and income taxes (“EBIT”)	179	42

Net finance costs (Note 25)	98	94

Earnings (loss) before income taxes (“EBT”)	81	(52)
Current income taxes	72	39

Deferred income taxes	(23)	(8)

Income taxes (Note 19)	49	31

Net earnings (loss)	$32	$(83)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss in subsequent periods:
Gain on derivatives designated as cash flow hedges transferred to net earnings (loss), net of income tax expense	1	-
Unrealized gain (loss) on translation of foreign-denominated debt	(51)	15
Unrealized gain (loss) on translation of financial statements of foreign operations	22	(9)

Other comprehensive income (loss)	(28)	6

Total comprehensive income (loss)	$4	$(77)

Earnings (loss) per share – basic (Note 26)	$0.26	$(0.67)
Earnings (loss) per share – diluted (Note 26)	$0.26	$(0.67)

Weighted average number of shares – basic	124,023,920	123,834,242

Weighted average number of shares – diluted	124,164,271	123,834,242

See accompanying notes to the consolidated financial statements.

F-2 Annual Report 2024

Consolidated Statements of Cash Flows

	Years ended December 31,
($ United States millions)	2024	2023

Operating Activities
Net earnings (loss)	$32	$(83)
Items not requiring cash and cash equivalents:
Depreciation and amortization	185	198
Equity earnings from associates and joint ventures	-	(2)
Deferred income taxes (Note 19)	(23)	(8)
Share-based compensation expense (Note 23)	29	6
Loss on disposal of PP&E (Note 8)	-	2
Loss on financial instruments	11	14
Gain on redemption options (Note 13)	(17)	-
Impairment of EI assets – operating leases (Note 9a)	1	1
Impairment of goodwill (Note 12)	-	65

	218	193
Net change in working capital and other (Note 29)	106	13

Cash provided by operating activities	$324	$206

Investing Activities
Additions to:
PP&E (Note 8)	$(16)	$(16)
EI assets – operating leases (Note 9a)	(59)	(90)
Intangibles (Note 11)	(2)	(5)
Proceeds on disposal of:
PP&E (Note 8)	-	6
EI assets – operating leases (Note 9a)	3	24
Net purchases of financial instruments	-	(25)
Net change in working capital associated with investing activities	15	(13)

Cash used in investing activities	$(59)	$(119)

Financing Activities
Repayment of the Revolving Credit Facility (Note 17)	$(41)	$(102)
Repayment of the Notes (Note 17)	(62)	-
Repayment of the Term Loan (Note 17)	(130)	(20)
Lease liability principal repayment (Note 18)	(20)	(15)
Dividends	(9)	(9)
Stock option exercises (Note 20)	1	1
Deferred transaction costs	(2)	(4)

Cash used in financing activities	$(263)	$(149)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	$(5)	$(30)

Decrease in cash and cash equivalents	(3)	(92)
Cash and cash equivalents, beginning of period	95	187

Cash and cash equivalents, end of period	$92	$95

See accompanying notes to the consolidated financial statements.

F- 3

Consolidated Statements of Changes in Equity

($ United States millions)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Accumulated other comprehensive losses	Total

At January 1, 2023	$503	$678	$151	$(191)	$(1)	$(192)	$1,140

Net loss	-	-	(83)	-	-	-	(83)

Other comprehensive income	-	-	-	6	-	6	6

Effect of stock option plans (Note 20)	1	-	-	-	-	-	1

Dividends	-	-	(10)	-	-	-	(10)

At December 31, 2023	$504	$678	$58	$(185)	$(1)	$(186)	$1,054

Net earnings	-	-	32	-	-	-	32

Other comprehensive loss	-	-	-	(29)	1	(28)	(28)

Effect of stock option plans (Note 20)	1	-	-	-	-	-	1

Dividends	-	-	(10)	-	-	-	(10)

At December 31, 2024	$505	$678	$80	$(214)	$-	$(214)	$1,049

See accompanying notes to the consolidated financial statements.

F-4 Annual Report 2024

Notes to the Consolidated Financial Statements

(All amounts in millions of United States dollars, except per share amounts or as otherwise noted.)

Note 1. Nature and Description of the Company

Enerflex Ltd. (“Enerflex” or “the Company”) deploys and services high-quality sustainable energy infrastructure tailored to our client partners' needs – from individual, modularized products and services to integrated custom solutions. A leading energy services company, the Company's vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, and treated water solutions, spanning all phases of a project's lifecycle, from front-end engineering and design to after-market service. Enerflex has proven expertise in delivering low-carbon solutions, including carbon capture utilization and storage, electrification, renewable natural gas, and hydrogen solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex’s registered office is located at 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada. Enerflex has over 4,600 employees worldwide. Enerflex, its subsidiaries, interests in associates and joint operations, operates in 17 countries globally, spanning North America (“NAM”), Latin America (“LATAM”), and the Eastern Hemisphere (“EH”). Enerflex operates four business segments and reports in three business segments: Canada and the United States of America (“USA”), which combine into the NAM reporting segment, LATAM which includes our operations in Mexico and South America, and EH which includes the Company’s international operations in Europe, Africa, the Middle East, Australia, and Asia.

The following table represents Enerflex and its material subsidiaries as at December 31, 2024:

Name	Jurisdiction of Incorporation	Ownership	Reporting Segment
Enerflex Ltd.	Canada	Public Shareholders	North America
Enerflex International Holdings Ltd.	Barbados	100 percent	Eastern Hemisphere
Enerflex Energy Systems Inc.	Delaware, USA	100 percent	North America
Enerflex US Holdings Inc.	Delaware, USA	100 percent	North America
Exterran Energy Solutions, LP	Delaware, USA	100 percent	North America
Enerflex Energy Systems (Australia) PTY Ltd.	Australia	100 percent	Eastern Hemisphere
Enerflex Middle East LLC	Oman	70 percent[1]	Eastern Hemisphere
Enerflex Middle East WLL	Bahrain	100 percent	Eastern Hemisphere
Enerflex Holding Company NL B.V.	Netherlands	100 percent	Eastern Hemisphere
Exterran Middle East LLC	Oman	100 percent	Eastern Hemisphere

1 Enerflex Ltd. holds 100 percent of the beneficial interest.

F- 5

Note 2. Basis of Presentation

(a)
Statement of Compliance

These consolidated financial statements (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and were approved and authorized for issue by the Board of Directors (the “Board”) on February 26, 2025. Certain prior period amounts have been reclassified to conform with current period’s presentation.

(b)
Basis of Presentation and Measurement

These Financial Statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in Note 3 “Summary of Material Accounting Policies”. The accounting policies described in Note 3 and Note 4 have been applied consistently to all periods presented in these Financial Statements. Standards and guidelines issued but not yet effective for the current accounting period are described in Note 4 under the “New Accounting Pronouncements” sub-section.

(c)
Functional Currency and Presentation Currency

The Company changed its presentation currency of the Financial Statements from Canadian dollars (“CAD”) to United States dollars (“USD”). This change in accounting policy is detailed in Note 4. The Financial Statements are rounded to the nearest million, except per share amounts or as otherwise noted. Transactions of the Company’s individual entities are recorded in their own functional currency based on the primary economic environment in which it operates.

(d)
Use of Estimates and Judgment

The timely preparation of these Financial Statements requires that Management make judgments, estimates, and assumptions based on existing knowledge that affect the application of accounting policies and the reported amounts and disclosures. Actual results could differ from these estimates and assumptions. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments used in the preparation of the Financial Statements are described in Note 5 “Significant Accounting Estimates and Judgment”.

(e)
Basis of Consolidation

These Financial Statements include the accounts of the Company and its subsidiaries. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date that control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies. All intra-group balances, income and expenses, and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

Note 3. Summary of Material Accounting Policies

(a)
Foreign Currency Translation

In the accounts of individual subsidiaries, transactions in currencies other than the individual subsidiaries’ functional currency are recorded at the prevailing rate of exchange at the date of the transaction. At year-end, monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the rates of exchange at the date the fair value was determined.

The assets and liabilities on the statements of financial position of foreign subsidiaries are translated into USD at the prevailing exchange rate at the reporting date. The statements of earnings of foreign subsidiaries are translated at average exchange rates for the reporting period. Exchange differences arising on the translation of net assets are taken to accumulated other comprehensive losses.

F-6 Annual Report 2024

All foreign exchange gains and losses are taken to the consolidated statements of earnings (loss) with the exception of exchange differences arising on monetary assets and liabilities that form part of the Company’s net investment in subsidiaries. These are taken directly to other comprehensive income (loss) until the disposal of the foreign subsidiary at which time the unrealized gain or loss is recognized in the consolidated statements of earnings (loss).

On the disposal of a foreign subsidiary, accumulated exchange differences are recognized in the consolidated statements of earnings (loss) as a component of the gain or loss on disposal.

(b)
Cash and Cash Equivalents

Cash and cash equivalents comprise primarily of cash at banks, term deposits, investments in money market funds, and all other short-term highly liquid deposits with original maturities of three months or less, that are held for the purpose of meeting short-term cash commitments, readily convertible to a known amount of cash and subject to an insignificant change in value.

(c)
Trade Receivables

Trade receivables are recognized and carried at original invoice amount less an allowance for any amounts estimated to be uncollectible. The Company calculates an expected credit loss based on Management’s best estimate of future expected credit losses, considering historical experience of bad debts, current economic conditions and forecasts of future economic conditions; and specific provisions created when there is objective evidence that the collection of the full amount of a receivable is no longer probable under the terms of the original invoice. The amount of this allowance represents Management’s best estimate of expected credit losses. Trade receivables are written off when they are assessed as uncollectible.

(d)
Unbilled Revenue

The payment terms and conditions in customer contracts may vary from the timing of revenue recognition. Unbilled revenue result when the Company has recognized revenue based on performance obligations satisfied, but invoicing has not occurred. Once the contract permits invoicing, the unbilled revenue are reclassified to trade receivables. Amounts recognized as current unbilled revenue are typically billed to customers within 12 months and amounts recognized as non-current unbilled revenue will be billed to customers more than 12 months from the date of the statement of financial position.

(e)
Inventories

Inventories are valued at the lower of cost and net realizable value, and primarily consists of direct materials, repair and distribution parts, work-in-progress, and equipment. The cost of equipment and work-in-progress is determined on a first-in, first-out basis, while direct materials and repair and distribution parts are valued using the weighted average cost method.

Cost of direct materials, repair and distribution parts, and equipment, include purchase costs and costs incurred in bringing each product to its present location and condition.

Cost of work-in-progress includes the cost of direct materials, labour, and an allocation of overheads, based on normal operating capacity. Costs of work-in-progress related to finance leases pertain to the construction of EI assets that will be accounted for as finance leases. Once the EI asset is completed and enters service, the costs will be recognized as COGS.

Cost of inventories includes the transfer from accumulated other comprehensive losses of gains and losses on qualifying cash flow hedges in respect of the purchase of inventory.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices. Inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

F- 7

(f)
Property, Plant and Equipment

PP&E are stated at cost less accumulated depreciation and any accumulated impairment losses. Cost comprises the purchase price or construction cost and any costs directly attributable to making the asset capable of operating as intended. Depreciation is provided using the straight-line method over the estimated useful lives of the various classes of assets and commences when the assets are ready for intended use.

Asset Class	Estimated Useful Life Range
Buildings	5 to 20 years
Equipment	2 to 20 years

Major renewals and improvements are capitalized when they are expected to provide future economic benefit. When significant components of PP&E are required to be replaced at intervals, the Company derecognizes the replaced part and recognizes the new part with its own associated useful life and depreciation. No depreciation is charged on land or assets under construction. Repairs and maintenance costs are charged to operations as incurred.

The carrying amount of an item of PP&E is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of PP&E is included in the consolidated statements of earnings (loss) when the item is derecognized.

Each asset’s estimated useful life, residual value, and method of depreciation are reviewed and adjusted, if appropriate, at each year-end, or when factors and circumstances suggest a different useful life for the asset.

(g)
EI Assets – Operating Leases

EI assets – operating leases are stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are generally between five and 30 years.

When the Company is responsible for major maintenance and overhauls, the actual overhaul cost is capitalized and depreciated over the estimated useful life of the overhaul, generally from the time of the overhaul to the next major overhaul. Repairs and maintenance costs are charged to operations as incurred.

Each asset’s estimated useful life, residual value, and method of depreciation are reviewed and adjusted, if appropriate, at each year-end, or when factors and circumstances suggest a different useful life for the asset.

(h)
Leases

Company as a Lessee

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use (“ROU”) asset and a lease liability to reflect the benefit the Company obtains from the underlying asset in the lease and the requirement to pay the amounts included in the lease contract, respectively.

The ROU asset is measured at cost and is subsequently depreciated using the straight-line method over the lesser of the lease term or the useful life of the underlying asset, where appropriate.

The lease liability is initially measured at the present value of remaining lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Subsequently, lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities are remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

The payments related to short-term and low value leases are recognized as expenses over the lease term.

F-8 Annual Report 2024

Sale and leaseback transaction

For sale and leaseback transactions, the Company applies the requirements of IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”) to determine whether the transfer of an asset is accounted for as a sale due to a change in control. If the transfer of the asset is a sale in accordance with IFRS 15, the Company will recognize the proportion of the asset not retained by the Company through the lease as revenue immediately after the sale. The proportion of the asset retained by the Company through the lease is recognized as a ROU asset and the lease liability is measured as the present value of the future lease payments.

Company as a Lessor

Leases in which the Company is the lessor are assessed upon commencement and are classified as either an operating lease or a finance lease.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Whether a lease is an operating or finance lease depends on the substance of the transaction rather than the form of the contract. Examples of situations, which typically would lead to a lease being classified as a finance lease, include but are not limited to:

a)
the lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
b)
the lessee has the option to purchase the underlying asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that the option will be exercised;
c)
the lease term is for major part of the economic life of the underlying asset even if title is not transferred;
d)
at the inception date, the present value of the lease payments amounts to at least substantially all of the fair value of the underlying asset; and
e)
the underlying asset is of such a specialised nature that only the lessee can use it without major modifications.

An operating lease does not transfer substantially all the risks and rewards of the leased asset to the customer. Lease payments from operating leases are recorded as income on a straight-line basis over the life of the lease.

Amounts due from lessees under finance leases are recorded as EI assets – finance leases receivables. Finance leases are initially recognized at amounts equal to the net investment in the lease, determined to be the fair value of the underlying asset, or, if lower, the present value of the lease payments discounted using a market rate of interest. Payments that are part of the leasing arrangement are divided between a reduction in EI assets – finance leases receivable and finance lease income. Finance lease income is recognized to produce a constant rate of return on the Company’s investment in the lease and included in EI revenue.

(i)
Intangible Assets

Intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses. Intangible assets with a finite life are amortized on a straight-line basis over Management’s best estimate of their expected useful lives. The amortization charge is included in SG&A expenses in the consolidated statements of earnings (loss). The expected useful lives and amortization method are reviewed on an annual basis with any change in the useful life or pattern of consumption adjusted at year end.

Acquired identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Customer relationships, software, and other intangible assets have an estimated useful life range of two to eleven years.

F- 9

(j)
Impairment of Non-Financial Assets (excluding Goodwill)

At least annually, the Company reviews the carrying amounts of its tangible and intangible assets with finite lives to assess whether there is an indication that those assets may be impaired. If any such indication exists, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. In assessing its value-in-use, the estimated future cash flows attributable to the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. A corresponding impairment loss is recognized in the consolidated statements of earnings (loss).

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the original carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Any impairment reversal is recognized in the consolidated statements of earnings (loss).

(k)
Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value on the date of the acquisition. Acquisition costs incurred are expensed and included in SG&A, except for those associated with the issuance of debt, which are included in the initial carrying amount of the liability. Results of operations of businesses acquired are included in the Company’s Financial Statements from the date of acquisition.

Goodwill arising on an acquisition of a business is initially measured at cost, being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill allocated to a group of cash-generating units (“CGUs”) is reviewed for impairment annually, or when there is an indication that a related group of CGUs may be impaired. Impairment is determined by assessing the recoverable amount of the group of CGUs to which the goodwill relates. Where the recoverable amount of the group of CGUs is less than the carrying amount of the CGUs and related goodwill, an impairment loss is recognized in the consolidated statements of earnings (loss). Impairment losses on goodwill are not reversed.

(l)
Investments in Associates and Joint Ventures

Investments in associates and joint ventures are accounted for under the equity method. Under this method, the investment is carried on the consolidated statements of financial position at cost plus post-acquisition changes in the Company’s share of net assets of the associate or joint venture. The significant associates and joint ventures held by the Company are as follows:

•
45 percent interest in Roska DBO Inc. (“Roska DBO”).
•
65 percent interest in a joint venture in Brazil.

The consolidated statements of earnings (loss) reflect the Company’s share of the results of operations of associates and joint ventures. Unrealized gains and losses resulting from transactions between the Company and associates or joint ventures are eliminated to the extent of the interest in the associates or joint ventures.

The Company’s share of profits from associates and joint ventures is shown on the face consolidated statements of earnings (loss). This is the profit attributable to equity holders of the associates and joint venture partners and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associates and joint ventures.

F-10 Annual Report 2024

(m)
Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

(n)
Onerous Contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract. Onerous provision is reversed once the Company fulfils its contractual obligations or upon termination of the contract.

(o)
Deferred Revenue

The payment terms and conditions in customer contracts may vary from the timing of revenue recognition. Deferred revenue occurs when the Company has collected payment but has not delivered the product or service that satisfies the performance obligation. Deferred revenue is recognized to the consolidated statements of earnings (loss) as the underlying products and services are delivered. Amounts recognized as current deferred revenue are typically recognized into revenue within 12 months and amounts recognized as non-current deferred revenue will be recognized into revenue more than 12 months from the date of the statement of financial position.

(p)
Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument, plus or minus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. For the purposes of measuring financial assets after initial recognition, the Company classifies financial assets as either amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”), based on the contractual cash flow characteristics and the Company’s business model for managing the financial asset. For the purposes of measuring financial liabilities after initial recognition, the Company classifies all financial liabilities as amortized cost, except certain financial liabilities, such as derivative financial instruments, which are classified as FVTPL.

The Company applies the market approach for recurring fair value measurements. Three levels of inputs may be used to measure fair value:

•
Level 1: Fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an on-going basis;
•
Level 2: Fair value measurements are those derived from inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•
Level 3: Fair value measurements are those derived from inputs for the asset or liability that are not based on observable market data (unobservable inputs). In these instances, internally developed methodologies are used to determine fair value.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability, and may affect placement within.

The Company has made the following classifications:

•
Short-term investments, derivative and embedded derivative financial instruments are measured at FVTPL. Gains and losses resulting from the periodic revaluation are recorded in the consolidated statements of earnings (loss);
•
Cash and cash equivalents, accounts receivable, unbilled revenue, EH Cryo project asset and preferred shares are recorded at amortized cost using the effective interest rate method; and

F- 11

•
Accounts payable and accrued liabilities, other current liabilities, and long-term debt are recorded at amortized cost using the effective interest rate method.

Transaction costs are expensed as incurred for financial instruments classified or designated as FVTPL. Transaction costs related to financial liabilities classified and measured at amortized cost are added to the value of the instrument at acquisition and taken into the consolidated statements of earnings (loss) using the effective interest rate method.

(q)
Derivative Financial Instruments and Hedge Accounting

The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in foreign currency exchange rates and interest rates. The risk management policy permits the use of certain derivative financial instruments, including forward foreign exchange contracts and interest rate swaps, to manage these fluctuations. The Company does not enter into derivative financial agreements for speculative purposes.

Derivative financial instruments are measured at their fair value upon initial recognition and are remeasured to their fair value at the end of each reporting period. The fair value of quoted derivatives is equal to their positive or negative market value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Derivative financial instruments embedded in financial contracts are assets and liabilities that are accounted for as separate derivatives if their risks and characteristics are not closely related to their host contracts, and the contracts are not measured at fair value. The embedded derivative components of these hybrid financial instruments are measured at fair value at each reporting date with gains or losses in fair value recognized through profit or loss.

The Company elected to apply hedge accounting for foreign exchange forward contracts for anticipated transactions. These are designated as cash flow hedges. For cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive losses, net of taxes. The ineffective portion of the fair value changes is recognized in the consolidated statements of earnings (loss). Amounts charged to accumulated other comprehensive losses are reclassified to the consolidated statements of earnings (loss) when the hedged transaction affects the consolidated statements of earnings (loss).

The Company’s US dollar-denominated long-term debt has been designated as a hedge of net investment in self-sustaining foreign operations. As a result, a portion of unrealized foreign exchange gains and losses on the US dollar-denominated long-term debt are included in the cumulative translation account in other comprehensive income (loss).

Designated hedges are assessed at each reporting date to determine if the relationship between the derivative or other hedging instrument and the underlying hedged exposure is still effective.

(r)
Revenue Recognition

Revenue is recognized as the Company satisfies its performance obligations by transferring promised goods or services to customers, regardless of when payment is received. Revenue is measured at the amount of consideration to which the Company expects to be entitled, in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties, and may include fixed amounts, variable amounts, or both. Variable amounts are recorded using either the “expected value approach” or the “most likely outcome approach”, as determined upon initial recognition of the contract, and are reassessed at each reporting period. The expected value approach measures variable consideration by probability weighting all the potential outcomes. The most likely outcome approach measures variable consideration as Management’s best estimate of the variable component. In estimating variable consideration, the Company reviews any potential for returns, refunds, and other similar obligations. For contracts containing multiple performance obligations, the amount of consideration to which the Company expects to be entitled is allocated to individual performance obligations proportionately based on the stand-alone selling price.

Energy Infrastructure

Revenue from EI assets is recognized in accordance with the terms of the relevant agreement with the customer over the term of the agreement. Payments are typically required on a monthly basis with no

F-12 Annual Report 2024

unusual payment terms. Certain rental contracts contain an option for the customer to purchase the assets at the end of the rental period. Should the customer exercise this option to purchase, revenue from the sale of the equipment is recognized directly in the consolidated statements of earnings (loss).

At inception of a contract, all leases are classified as either an operating or finance lease. Classification of leases where the Company is a lessor is described in See Note 3 (h) Leases.

Lease payments from operating leases are recorded as EI revenue on a straight-line basis over the life of the lease. At commencement of finance leases, the Company recognizes revenue and EI assets – finance leases receivable equal to the net investment in the lease. The revenue is determined as the lower of the fair value of the EI asset and the present value of minimum lease payments discounted using the market rate of interest. Revenue from contracts that have been classified as finance leases relating to existing or pre-owned equipment, are recorded as EI revenue. Finance income is recognized in EI revenue reflecting a constant periodic rate of return on the Company's net investment in the lease over the lease term.

After-market Services

After-market Services (“AMS”) revenue include the sales of parts and equipment, as well as the servicing and maintenance of equipment not owned by the Company. For the sale of parts and equipment, revenue is recognized when the transfer of control passes, which is typically at the point of shipping. For servicing and maintenance of equipment, revenue is recognized on a straight-line basis based on performance of the contracted service.

Revenue from long-term service contracts is recognized on a stage of completion basis proportionate to the service work that has been performed based on parts and labour service provided. Payments are typically required on a monthly basis or as work is performed, with no unusual payment terms. At the completion of the contract, any remaining profit on the contract is recognized as revenue. Any expected losses on such projects are charged to operations when determined. Long-term service contracts include scheduled milestone maintenance, corrective or crash maintenance, the supply of parts, and the operation of customers’ equipment.

Engineered Systems

Revenue from the supply of equipment systems – contracts typically involving engineering, design, manufacture, installation, and start-up of equipment – is accounted for as Engineered Systems (“ES”) revenue. Such revenue is recognized on a percentage-of-completion basis proportionate to the costs incurred in the construction of the project. At the completion of the contract, any remaining profit on the contract is recognized as revenue. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. Revenue from ES includes the supply of compression, processing, and electric power equipment, as well as retrofit work and construction on integrated turnkey projects. The Company also provides a warranty on manufactured equipment as part of the standard terms and conditions of the contract. No options are provided for the customer to purchase a warranty separately.

For ES contracts, the Company generally requires customers to pay based on milestones as manufacturing progresses. These milestones are generally structured to keep the Company cash flow-positive. Contracts are also generally structured to ensure the Company is made whole for costs incurred in the event of a cancellation.

Revenue from contracts that have been classified as finance leases for newly manufactured equipment are recorded as ES revenue for the upfront sale of equipment recognized at a point in time when the lease commences.

ES projects are typically completed within a year; however, this timing can be impacted by both internal and external factors such as shop loading and customer delivery requests.

The Company has elected to omit adjusting for significant financing components in the consideration amount if the entity expects payment within one year of transferring goods or services to a customer. Incremental costs of obtaining a contract predominantly relate to commission costs on ES projects, which are typically completed within one year. Accordingly, the Company did not recognize commission costs incurred as an asset in the consolidated statements of financial position.

F- 13

(s)
Employee Future Benefits

The Company sponsors various defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. Regular contributions are made by the Company to the employees’ individual accounts, which are administered by a plan trustee, in accordance with the plan document. The actual cost of providing benefits through defined contribution pension and the 401(k) matched savings plans is charged to earnings in the period in respect of which contributions become payable.

(t)
Finance Income and Costs

Finance income comprises interest income on funds invested. Finance income is recognized as it accrues in profit or loss, using the effective interest rate method.

Finance costs comprise interest expense on debt, amortization of the Notes discount using the effective interest rate method, interest incurred on lease liabilities and other interest expense.

(u)
Share-Based Payments

Equity-Settled Share-Based Payments

The Company offers a Stock Option Plan to key employees, measured at the fair value of the equity instrument at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 23 “Share-Based Compensation”.

The fair value of equity-settled share-based payments is expensed over a five-year vesting period with a corresponding increase in equity. Stock options have a seven-year expiry and are exercisable at the designated common share price, which is determined by the average of the market price of the Company’s shares on the five days preceding the date of the grant. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

Cash-Settled Share-Based Payments

The Company offers Deferred Share Unit (“DSU”), Performance Share Unit (“PSU”), Restricted Share Unit (“RSU”), and Cash Performance Target (“CPT”) plans to certain employees. The Company also offers the DSU plan to non-employee directors. For each cash-settled share-based payment plan, a liability is recognized at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with changes in fair value recognized in the consolidated statements of earnings (loss).

The Company also offers a Phantom Share Entitlement (“PSE”) plan to certain employees of affiliates located in Australia and the United Arab Emirates ("UAE"). PSEs are measured at the fair value of the equity instrument at the grant date and expensed over a five-year vesting period and expire on the seventh anniversary. The exercise price of each PSE equals the average of the market price of the Company’s shares on the five days preceding the date of the grant. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with changes in fair value recognized in the consolidated statements of earnings (loss). The award entitlements for increases in the share trading value of the Company are to be paid to the recipient in cash upon exercise.

(v)
Income Taxes

Income tax expense represents the sum of current income tax and deferred tax.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Taxable earnings differ from earnings as reported in the consolidated statements of earnings (loss) as it excludes temporary and permanent differences. The Company’s current tax assets and liabilities are calculated by using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred income tax is recognized on all temporary differences at the reporting date based on the difference between the carrying amounts of assets and liabilities in the Financial Statements and the corresponding tax bases used in the computation of taxable profit, with the following exceptions:

F-14 Annual Report 2024

•
Where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;
•
In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary difference can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future; and
•
Deferred income tax assets are recognized only to the extent that it is probable that a taxable profit will be available against which the deductible temporary differences, carried forward tax credits, or tax losses can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the reporting date.

Current and deferred income taxes are charged or credited directly to equity if it relates to items that are credited or charged to equity in the same period. Otherwise, income tax is recognized in the consolidated statements of earnings (loss).

In accordance with IAS 12 “Income Taxes”, where an entity’s tax return is prepared in a currency other than its functional currency, changes in the exchange rate between the two currencies create temporary differences with respect to the valuation of non-monetary assets and liabilities. As a result, deferred tax is recognized in the consolidated statements of earnings (loss) and the consolidated statement of financial position.

The Company is within the scope of the Organization for Economic Co-operation and Development Pillar Two model rules, and under this legislation, the Company is liable to pay a top-up tax for the difference between its GLoBE effective tax rate per jurisdiction, and the 15 percent minimum rate. The Company’s subsidiaries have an effective tax rate that exceeds 15 percent except for certain subsidiaries that operate in the UAE and Bahrain. The Company has applied the temporary exception from the accounting requirements for deferred taxes in relation to Pillar Two legislation. Accordingly, the Company neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.

(w)
Earnings Per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the Company’s equity-settled share-based compensation plan.

F- 15

Note 4. Changes in Accounting Policies

(a)
Change in Presentation Currency

Effective January 1, 2024, the Company changed its presentation currency from CAD to USD. The change will provide more relevant reporting of the Company’s financial position, given that a significant portion of the Company’s legal entities apply USD as its functional currency and a significant portion of the Company’s expenses, cash flows, assets, and revenue are denominated in USD. The change in presentation currency represents a voluntary change in accounting policy. The Company has applied the presentation currency change retrospectively, in accordance with the guidance in IAS 8 “Account Policies, Changes in Accounting Estimates and Errors”. All periods presented in the Financial Statements have been translated into the new presentation currency, in accordance with the guidance in IAS 21 “The Effects of Changes in Foreign Exchange Rates”.

The consolidated statements of earnings (loss) and other comprehensive income (loss) and the consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the consolidated statements of financial position, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized in accumulated other comprehensive losses. Shareholders’ equity balances have been translated using historical rates in effect on the date of the transactions.

The functional currency of the parent Company and all its subsidiaries remain the same and will not be impacted by the presentation currency change. The functional currency of the parent Company is CAD and functional currency of most of its subsidiaries is USD.

The change in presentation currency resulted in the following impact on January 1, 2023, opening consolidated statement of financial position:

	Previously reported in CAD January 1, 2023	Presentation currency change	Reported in USD January 1, 2023

Total assets	$4,258	$(1,114)	$3,144
Total liabilities	2,715	(711)	2,004
Total shareholders’ equity	1,543	(403)	1,140

The change in presentation currency resulted in the following impact on the December 31, 2023, consolidated statement of financial position:

	Previously reported in CAD December 31, 2023	Presentation currency change	Reported in USD December 31, 2023

Total assets	$3,912	$(954)	$2,958
Total liabilities	2,518	(614)	1,904
Total shareholders’ equity	1,394	(340)	1,054

The change in presentation currency resulted in the following impact on the year ended December 31, 2023, consolidated statements of loss and comprehensive loss:

	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023

Net loss	$(111)	$28	$(83)
Total comprehensive loss	(138)	61	(77)

F-16 Annual Report 2024

The change in presentation currency resulted in the following impact on the year ended December 31, 2023, consolidated statements of cash flows:

	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023

Cash provided by (used in):
Operating activities	$273	$(67)	$206
Investing activities	(159)	40	(119)
Financing activities	(200)	51	(149)

The change in presentation currency resulted in the following impact on the year ended December 31, 2023, basic and diluted loss per share:

	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023

Loss per share - basic	$(0.90)	$0.23	$(0.67)
Loss per share - diluted	(0.90)	0.23	(0.67)

(b)
Amendments to Existing Standards

The following amendments, effective for annual periods beginning on or after January 1, 2024, were adopted by the Company as of January 1, 2024. There were no adjustments or additional disclosures that resulted from the adoption of these amendments.

(i)
IAS 1 Presentation of Financial Statements (“IAS 1”)

In October 2022, the IASB issued amendments to clarify that the classification of liabilities as current or non-current is based solely on a company’s right to defer settlement for at least twelve months at the reporting date. The right needs to exist at the reporting date and must have substance. The new amendments specify that only covenants which a company must comply with on or before the reporting date may affect this right. Covenants to be complied with after the reporting date do not affect the classification of a liability as current or non-current at the reporting date. However, disclosure about covenants is required to help users understand the risk that those liabilities could become repayable within 12 months after the reporting date.

(ii)
IFRS 16 Leases (“IFRS 16”)

In September 2022, the IASB issued amendments to IFRS 16 that add subsequent measurement requirements for lease liabilities arising from sale and leaseback transactions for seller-lessees. The amendment does not prescribe specific measurement requirements for lease liabilities but measures the lease liability in a way that it does not recognise any amount of the gain or loss that relates to the right of use retained.

(c)
New Accounting Pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

(i)
IAS 21 The Effects of Changes in Foreign Exchange Rates ("IAS 21")

In August 2023, the IASB issued amendments to IAS 21 which specifies how an entity should assess whether a currency is exchangeable and how to estimate the spot exchange rate when a currency is not exchangeable.

Under the amendment, a currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a timeframe that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. When a currency is not exchangeable, an entity estimates the spot rate as the rate at which an orderly transaction would take place between market participants at the measurement date that would reflect the prevailing economic conditions. An entity is required to disclose information that

F- 17

would enable users to evaluate when and how a currency's lack of exchangeability affects financial performance, financial positions, and cash flows of an entity.

The amendments are effective January 1, 2025, with early adoption permitted. Management believes the adoption of these amendments will have no significant impact on the Company’s Financial Statements.

(ii)
IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

They also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features.

Additionally, these amendments introduce new disclosure requirements and update others.

The amendments will be effective for years beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently evaluating the impact of the amendments to IFRS 9 and IFRS 7 on its Financial Statements.

(iii)
IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")

On April 9, 2024, the IASB issued IFRS 18, the new standards on presentation and disclosure in financial statements. IFRS 18 will require defined subtotals in the consolidated statements of earnings (loss), require disclosure of management-defined performance measures (“MPM”), provide principles for the aggregation and disaggregation of information, and improve comparability across entities and reporting periods. IFRS 18 will replace IAS 1, presentation of financial statements, and retains many of the existing principals in IAS 1. IFRS 18 will be effective for years beginning on or after January 1, 2027, with earlier application permitted. Retrospective application is required.

The issuance of IFRS 18 had consequential amendments to other accounting standards as follows:

IAS 7 Statement of Cash Flows (“IAS 7”)

Narrow-scope amendments have been made to IAS 7, which include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’. The optionality around classification of cash flows from dividends and interest in the statement of cash flows has also largely been removed.

IAS 33 Earnings per Share (“IAS 33”)

IAS 33 has been amended to include additional requirements that permit entities to disclose additional amounts per share, only if the numerator used in the calculation is an amount attributed to ordinary equity holders of the parent entity and a total or subtotal identified by IFRS 18, or MPM as defined by IFRS 18.

The Company is currently evaluating the impact of adopting IFRS 18 and the consequential amendments to other accounting standards on its Financial Statements.

F-18 Annual Report 2024

Note 5. Significant Accounting Estimates and Judgment

The timely preparation of these Financial Statements requires that Management make estimates and assumptions and use judgment. Estimates, assumptions, and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, uncertainties about the current economic environment including significant market volatility in commodity prices, high inflation, high interest rates, and increasing energy prices.

Uncertainty about these assumptions and estimates could however result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, estimates, and assumptions, which have a significant effect on the amounts recognized in the Financial Statements:

Revenue Recognition – Performance Obligation Satisfied Over Time

The Company reflects revenue relating to performance obligations satisfied over time using the percentage-of-completion approach of accounting. The Company uses the input method of percentage-of-completion accounting, whereby actual input costs as a percentage of estimated total costs is used as the basis for determining the extent to which performance obligations are satisfied. The input method of percentage-of-completion accounting provides a faithful depiction of the transfer of control to the customer, as the Company is able to recover costs incurred relating to the satisfaction of the associated performance obligation. This approach to revenue recognition requires Management to make a number of estimates and assumptions surrounding the expected profitability of the contract, the estimated degree of completion based on cost progression, and other detailed factors. Although these factors are routinely reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenue recognized in a given period.

Certain contracts also include aspects of variable consideration, such as price concessions, discounts, bonuses, liquidated damages on project delays, penalties, and disputed change orders. For these contracts, Management must make estimations as to the likelihood of the variable consideration being recognized or constrained, based on the status of each project, the potential value of variable consideration, communication received from the customer, and other factors. Management continues to monitor these factors. Changes in estimated cost or revenue associated with a project, including variable consideration, could result in material changes to revenue and gross margin recognized on certain projects.

Revenue Recognition – Performance Obligation Satisfied at a Point in Time

The Company reflects revenue relating to performance obligations satisfied at a point in time when control is transferred to the customer. Management applies judgment to determine the timing of when control is transferred to the customer – indicated by transfer of the legal title, physical possession, significant risks and rewards of ownership, or any combination of these indicators. When the Company is a lessor, and determines that a lease is a finance lease, the upfront sale of equipment is recognized at a point in time at lease commencement.

Provisions for Warranty

Provisions set aside for warranty exposures either relate to amounts provided systematically based on historical experience under contractual warranty obligations or specific provisions created in respect of individual customer issues undergoing commercial resolution and negotiation. Amounts set aside represent Management’s best estimate of the likely settlement and the timing of any resolution with the relevant customer.

Business Acquisitions

In a business acquisition, the Company may acquire assets and assume certain liabilities of an acquired entity. Estimates are made as to the fair value of PP&E, intangible assets, and goodwill, among other items. In certain circumstances, such as the valuation of PP&E and intangible assets acquired, the Company relies on independent third-party valuators. The determination of these fair values involves a variety of assumptions,

F- 19

including revenue growth rates, projected cash flows, customer attrition rates, operating margins, discount rates, and economic lives.

PP&E, EI Assets – Operating Leases and Intangible Assets

PP&E, EI assets – operating leases, and intangible assets are stated at cost less accumulated depreciation and accumulated amortization and any impairment losses. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of PP&E, EI assets – operating leases, and intangible assets is reviewed on an annual basis. Assessing the reasonableness of the estimated useful lives of PP&E, EI assets – operating leases, and intangible assets requires judgment and is based on currently available information. PP&E, EI assets – operating leases, and intangible assets are also reviewed for potential impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Changes in circumstances, such as technological advances and changes to business strategy can result in actual useful lives differing significantly from estimates. The assumptions used, including rates and methodologies, are reviewed on an ongoing basis to ensure they continue to be appropriate. Revisions to the estimated useful lives of PP&E, EI assets – operating leases, and intangible assets constitutes a change in accounting estimate and are applied prospectively.

ROU Asset and Lease Liability

The Company determines the ROU asset and lease liability for each lease upon commencement. In calculating the ROU asset and lease liability, the Company is required to determine a suitable discount rate in order to calculate the present value of the contractual payments for the right to use the underlying asset during the lease term. In addition, the Company is required to assess the term of the lease, including if the Company is reasonably certain to exercise options to extend the lease or terminate the lease. Discount rates and lease assumptions are reassessed when there is a lease modification.

EI Assets – Finance Leases Receivable

In calculating the value of the Company’s finance leases receivable, the Company is required to determine the fair value of the underlying assets included in the finance lease transaction, or, if lower, the present value of the lease payments discounted using a market rate of interest. The fair value of the underlying assets should reflect the amount that the Company would otherwise recognize on a sale of those assets. The market rate of interest is estimated by considering the interest rate of relevant debt instruments with a similar maturity term to the contract.

Fair Value of Financial Instruments

The fair value of financial instruments is determined using the observable market data at the reporting date. When the fair value of financial instruments cannot be measured using observable market data, the Company exercises judgment to determine the appropriate valuation technique and makes assumptions based on the market conditions at the end of each reporting period. The valuation technique may include the use of third-party models, incorporating inputs derived from observable market data, such as independent price publications and credit spreads. Actual values may significantly differ from these estimates.

Allowance for Doubtful Accounts

Amounts included in allowance for doubtful accounts reflect the expected credit losses for trade receivables. The Company determines allowances based on Management’s best estimate of future expected credit losses, considering historical default rates, current economic conditions, and forecasts of future economic conditions. Future economic conditions, especially around the oil and gas industry, may have a significant impact on the collectability of trade receivables from customers and the corresponding expected credit losses. Management has implemented additional monitoring processes in assessing the creditworthiness of customers and believes the current provision appropriately reflects the best estimate of its future expected credit losses. Significant or unanticipated changes in economic conditions could impact the magnitude of future expected credit losses.

F-20 Annual Report 2024

Impairment of Inventories

The Company regularly reviews the nature and quantities of inventory on hand and evaluates the net realizable value of items based on historical usage patterns, known changes to equipment or processes, and customer demand for specific products. Significant or unanticipated changes in business conditions could impact the magnitude and timing of impairment recognized.

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or group of assets exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, which requires the Company to estimate future cash flows and use judgment to determine a suitable discount rate to calculate the present value of those cash flows.

Impairment of Goodwill

The Company tests goodwill for impairment at least on an annual basis, or when there is any indication that goodwill may be impaired. This requires an estimation of the value-in-use of the groups of CGUs to which the goodwill is allocated. The Company has determined the group of CGUs to be its operating segments for purposes for its impairment assessment. Estimating the value-in-use requires an estimate of the expected future cash flows from each group of CGUs and use judgment to determine a suitable discount rate in order to calculate the present value of those cash flows. The methodology and assumptions used, as well as the results of the assessment performed are detailed in Note 12 “Goodwill and Impairment Review of Goodwill”.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income. The Company establishes provisions for uncertain tax positions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company’s domicile. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them as required. However, it is possible that, at some future date, current income tax liabilities are in excess of the Company’s current income tax provision as a result of these audits, adjustments, or litigation with tax authorities. These differences could materially impact the Company’s assets, liabilities, and net income.

Deferred tax assets are recognized for all unused tax losses, carried forward tax credits, or other deductible temporary differences to the extent that it is probable that taxable profit will be available against which these deferred tax assets can be utilized. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing of reversal, expiry of losses and the level of future taxable profits together with future tax planning strategies. The basis for this estimate is Management’s cash flow projections. To the extent the Company determines the recoverability of deferred tax assets is unlikely, the deferred tax asset is not recognized. Management regularly assesses the unrecognized deferred tax asset to determine what portion can be recognized in response to changing economic conditions or recent events.

Share-Based Compensation

The Company employs the fair value method of accounting for its share-based compensation. The determination of the share-based compensation expense requires the use of estimates and assumptions based on exercise prices, market conditions, vesting criteria, length of employment, and past experiences of the Company. Changes in these estimates and future events could alter the determination of the provision for such compensation. Details concerning the assumptions used are described in Note 23 “Share-Based Compensation”.

F- 21

Note 6. Accounts Receivable and Unbilled Revenue

(a)
Accounts Receivable

Accounts receivable consisted of the following:

	December 31, 2024	December 31, 2023	January 1, 2023

Trade receivables	$400	$400	$339

Less: allowance for doubtful accounts	(11)	(9)	(6)

Trade receivables, net	389	391	333

Other receivables	9	7	4

Accounts receivable	$398	$398	$337

Aging of trade receivables:

	December 31, 2024	December 31, 2023	January 1, 2023

Current to 90 days	$308	$333	$300

Over 90 days	92	67	39

Trade receivables	$400	$400	$339

Movement in allowance for doubtful accounts:

December 31,	2024	2023

Opening balance	$9	$6

Impairment provision additions on receivables	2	1

Amounts settled and derecognized during the period	-	2

Closing balance	$11	$9

(b)
Unbilled Revenue

Movement in unbilled revenue:

December 31,	2024	2023

Opening balance	$309	$303

Unbilled revenue recognized	766	1,011

Amounts billed	(753)	(1,004)

Transfer of EH Cryo project asset (Note 13)	(161)	-

Currency translation effects	(2)	(1)

Closing balance	$159	$309

Current unbilled revenue	$157	$174

Non-current unbilled revenue	2	135

Total unbilled revenue	$159	$309

F-22 Annual Report 2024

Note 7. Inventories

Inventories consisted of the following:

	December 31, 2024	December 31, 2023	January 1, 2023

Direct materials	$85	$70	$79

Repair and distribution parts	94	115	101

Work-in-progress	62	90	73

Equipment	17	19	20

Total inventories	$258	$294	$273

	December 31, 2024	December 31, 2023	January 1, 2023

Work-in-progress related to finance leases	$35	$-	$31

The amount of inventory and overhead costs recognized as expense and included in COGS during the year ended December 31, 2024, was $1,910 million (December 31, 2023 – $1,886 million). COGS is made up of direct materials, direct labour, depreciation on manufacturing assets, post-manufacturing expenses, and overhead. COGS also includes inventory write-downs pertaining to obsolescence and aging, and recoveries of past write-downs upon disposition. The net change in inventory reserves charged to the consolidated statements of earnings (loss) and included in COGS for the year ended December 31, 2024, was $3 million (December 31, 2023 – less than $1 million).

The costs related to the construction of EI assets determined to be finance leases are accounted for as work-in-progress related to finance leases. Once a project is completed and enters service it is reclassified to COGS.

F- 23

Note 8. Property, Plant and Equipment

A reconciliation of the changes in the carrying amount of PP&E were as follows:

		Building	Equipment	Assets under	Total
Estimated useful life	Land	5 to 20 years	2 to 20 years	construction	PP&E

Cost
December 31, 2023	$17	$104	$62	$7	$190
Additions	-	-	2	14	16
Reclassification	-	5	9	(15)	(1)
Disposals	-	(5)	(7)	-	(12)
Currency translation effects	-	(2)	(3)	(1)	(6)

December 31, 2024	$17	$102	$63	$5	$187

Accumulated depreciation
December 31, 2023	$-	$(42)	$(44)	$-	$(86)
Depreciation charge	-	(10)	(10)	-	(20)
Disposals	-	5	7	-	12
Currency translation effects	-	1	2	-	3

December 31, 2024	$-	$(46)	$(45)	$-	$(91)

Net book value – December 31, 2024	$17	$56	$18	$5	$96

		Building	Equipment	Assets under	Total
Estimated useful life	Land	5 to 20 years	2 to 20 years	construction	PP&E

Cost

January 1, 2023	$18	$112	$67	$3	$200
Additions	-	-	2	14	16
Reclassification	-	2	10	(13)	(1)
Disposals	-	(6)	(13)	-	(19)
Reclassified to assets held for sale	-	(4)	(2)	-	(6)
Currency translation effects	(1)	-	(2)	3	-

December 31, 2023	$17	$104	$62	$7	$190

Accumulated depreciation
January 1, 2023	$-	$(43)	$(44)	$-	$(87)
Depreciation charge	-	(7)	(13)	-	(20)
Disposals	-	3	9	-	12
Reclassified to assets held for sale	-	4	2	-	6
Currency translation effects	-	1	2	-	3

December 31, 2023	$-	$(42)	$(44)	$-	$(86)

Net book value – December 31, 2023	$17	$62	$18	$7	$104

Depreciation of PP&E included in net earnings for the year ended December 31, 2024, was $20 million (December 31, 2023 – $20 million), of which $10 million was included in COGS (December 31, 2023 – $8 million) and $10 million was included in SG&A (December 31, 2023 – $12 million).

F-24 Annual Report 2024

Note 9. Energy Infrastructure Assets

The Company’s EI assets are comprised of Build-Own-Operate-Maintain (“BOOM”) assets, and contract compression assets which are leased to customers. At the inception of a lease contract, all leases are classified as either an operating lease or finance lease.

(a)
EI Assets – Operating Leases

EI assets under lease arrangements that are classified and accounted for as operating leases under the definition of IFRS 16 are stated at cost less accumulated depreciation and impairment losses. The estimated useful lives of EI assets are generally between five and 30 years.

A reconciliation of the changes in the carrying amount of EI assets was as follows:

December 31,	2024	2023

Cost
Balance, January 1	$1,142	$1,129
Additions	59	90
Disposals[1]	(119)	(70)
Currency translation effects	(23)	(7)

Total cost	$1,059	$1,142

Accumulated depreciation
Balance, January 1	$(278)	$(215)
Depreciation charge	(111)	(127)
Impairment	(1)	(1)
Disposals[1]	27	53
Currency translation effects	17	12

Total accumulated depreciation	$(346)	$(278)
Net book value	$713	$864

1 During the first quarter of 2024, disposals include the conversion of a BOOM asset, which was previously accounted for as an operating lease, to a finance lease as a result of a contract modification.

Depreciation of EI assets – operating leases included in COGS for the year ended December 31, 2024, was $111 million (December 31, 2023 – $127 million).

Impairment of EI assets – operating leases included in net earnings for the year ended December 31, 2024, was $1 million (December 31, 2023 – $1 million).

During the year ended December 31, 2024, the Company recognized $229 million of revenue related to operating leases in its LATAM and EH segments (December 31, 2023 – $242 million), and $144 million of revenue related to its NAM contract compression fleet (December 31, 2023 – $125 million).

F- 25

(b)
EI Assets – Finance Leases Receivable

Lease arrangements for certain EI assets are considered finance leases when the risks and rewards of ownership are transferred to the lessee, which generally occurs if ownership of the lease is transferred to the lessee by the end of the lease term; the lessee has the option to purchase the leased asset at a price that is sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that option will be exercised; the term of the lease is for the major part of the economic life of the asset; or the present value of the lease payments amounts to substantially all of the fair value of the asset.

The Company has finance lease arrangements for certain of its EI assets, with initial terms ranging from 5 to 10 years.

The value of the EI assets – finance leases receivable were comprised of the following:

	Minimum lease payments and unguaranteed residual value			Present value of minimum lease payments and unguaranteed residual value
	December 31, 2024	December 31, 2023	January 1, 2023	December 31, 2024	December 31, 2023	January 1, 2023

Less than one year	$49	$46	$54	$49	$43	$44

Between one and five years	188	129	145	145	106	110

Greater than five years	54	90	107	44	55	63

	$291	$265	$306	$238	$204	$217

Less: Unearned interest revenue	(53)	(61)	(89)	-	-	-

Closing balance	$238	$204	$217	$238	$204	$217

December 31,	2024	2023

Opening balance	$204	$217
Additions[1]	87	48
Interest revenue	22	23
Payments (principal and interest)	(73)	(59)
Derecognition on disposal	-	(24)
Other	(2)	(2)
Currency translation effects	-	1

Closing balance	$238	$204

1 During the first quarter of 2024, additions included the conversion of a BOOM asset, which was previously accounted for as an operating lease, to a finance lease as a result of a contract modification.

The Company recognized non-cash selling profit related to the commencement of finance leases of $3 million for the year ended December 31, 2024 (December 31, 2023 – $13 million).

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At December 31, 2024, the average interest rate was 7.6 percent per annum (December 31, 2023 – 8.6 percent, January 1, 2023 – 9.4 percent). The EI assets – finance leases receivable at the end of reporting period are neither past due nor impaired.

F-26 Annual Report 2024

Note 10. Lease Right-of-Use Assets

A reconciliation of the changes in the carrying amount of lease ROU assets were as follows:

	Land and buildings	Equipment	Total lease ROU assets

Cost
December 31, 2023	$64	$30	$94
Additions	5	18	23
Disposals	(7)	(3)	(10)
Currency translation effects	(2)	(3)	(5)

December 31, 2024	$60	$42	$102

Accumulated depreciation
December 31, 2023	$(22)	$(10)	$(32)
Depreciation charge	(11)	(8)	(19)
Disposals	2	3	5
Currency translation effects	2	-	2

December 31, 2024	$(29)	$(15)	$(44)

Net book value – December 31, 2024	$31	$27	$58

	Land and buildings	Equipment	Total lease ROU assets

Cost
January 1, 2023	$69	$19	$88
Additions	16	17	33
Disposals	(11)	(6)	(17)
Lease remeasurement adjustment	(6)	-	(6)
Reclassified to assets held for sale	(5)	-	(5)
Currency translation effects	1	-	1

December 31, 2023	$64	$30	$94

Accumulated depreciation
January 1, 2023	$(20)	$(10)	$(30)
Depreciation charge	(12)	(5)	(17)
Disposals	8	5	13
Lease remeasurement adjustment	1	-	1
Reclassified to assets held for sale	1	-	1
Currency translation effects	-	-	-

December 31, 2023	$(22)	$(10)	$(32)

Net book value – December 31, 2023	$42	$20	$62

Depreciation of lease ROU assets included in net earnings for the year ended December 31, 2024, was $19 million (December 31, 2023 – $17 million), of which $16 million was included in COGS (December 31, 2023 – $11 million) and $3 million was included in SG&A (December 31, 2023 – $6 million).

F- 27

Note 11. Intangible Assets

A reconciliation of the changes in the carrying amount of intangible assets were as follows:

	Customer relationships and other	Software	Total intangible assets

Cost
December 31, 2023	$112	$57	$169
Additions	-	2	2
Reclassification	-	1	1
Disposal	-	(13)	(13)
Currency translation effects	(2)	(3)	(5)

December 31, 2024	$110	$44	$154

Accumulated amortization
December 31, 2023	$(68)	$(46)	$(114)
Amortization charge	(14)	(7)	(21)
Disposal	-	13	13
Currency translation effects	2	3	5

December 31, 2024	$(80)	$(37)	$(117)

Net book value – December 31, 2024	$30	$7	$37

	Customer relationships and other	Software	Total intangible assets

Cost
January 1, 2023	$112	$55	$167
Additions	-	5	5
Reclassification	-	1	1
Disposal	-	(1)	(1)
Currency translation effects	-	(3)	(3)

December 31, 2023	$112	$57	$169

Accumulated amortization
January 1, 2023	$(54)	$(37)	$(91)
Amortization charge	(14)	(9)	(23)
Disposal	-	1	1
Currency translation effects	-	(1)	(1)

December 31, 2023	$(68)	$(46)	$(114)

Net book value – December 31, 2023	$44	$11	$55

F-28 Annual Report 2024

Note 12. Goodwill and Impairment Review of Goodwill

A reconciliation of the changes in goodwill were as follows:

December 31,	2024	2023

Opening balance	$433	$498

Impairment	-	(65)

Currency translation effects	(11)	-

Closing balance	$422	$433

Goodwill acquired through historical business combinations has been allocated to groups of CGUs, which are the Company’s operating segments that represent the lowest level at which goodwill is monitored for internal management purposes. The Company’s CGUs are Canada, the USA, LATAM, and EH. At December 31, 2024, the Company performed its annual goodwill assessment by comparing the carrying value and recoverable amounts for Canada, the USA, and EH operating segments in accordance with IAS 36.10(b). There is no goodwill remaining in the LATAM operating segment as the Company recognized an impairment of $65 million as at December 31, 2023.

In assessing whether goodwill has been impaired, the carrying amount of each operating segment (including goodwill) is compared with its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and value-in-use (“VIU”). The recoverable amounts for the operating segments have been determined based on VIU calculations, using discounted cash flow projections as at December 31, 2024. Management has adopted a five-year projection period to assess each operating segment’s VIU. A two percent terminal value was used in the perpetual growth methodology based on the fifth year. This five-year projection includes the financial budgets approved by the Board for 2025 and Management’s expectations of cash flows for 2026 to 2029.

Key Assumptions Used in Value-In-Use Calculations:

The Company completed its annual assessment for goodwill impairment and determined that the recoverable amount for Canada, the USA, and EH operating segments exceeded the carrying value using discount rates which ranged from 10.1 percent to 13.6 percent (December 31, 2023 – 9.5 percent to 13.5 percent, January 1, 2023 – 10.7 percent to 15.3 percent) post-tax discount rate.

The estimation of VIU involves significant judgment in the determination of inputs to the discounted cash flow model and is most sensitive to changes in cash flow projections, revenue growth rate, operating margins, terminal growth and discount rates. These key assumptions were tested for sensitivity by applying a reasonable possible change to those assumptions. Assumptions include future EBIT changing by 10 percent or the discount rate was changed by one percent. The USA and Canada operating segments have sufficient room as their recoverable amounts are significantly higher than their carrying values, and therefore, the sensitivities will not indicate an impairment. The EH segment is more sensitive to changes in EBIT and the discount rate as follows:

•
EBIT: Management has made estimates relating to the amount and timing of revenue recognition for projects included in backlog, and the assessment of the likelihood of maintaining and growing market share. A 10 percent change in EBIT in the EH segment would not trigger an impairment.
•
Discount Rate: Management determines a discount rate for each segment based on the estimated weighted average cost of capital of the Company, using the five-year average of the Company’s peer group debt to total enterprise value, adjusted for a number of risk factors specific to each operating segment. This discount rate has been calculated using an estimated risk-free rate of return adjusted for the Company’s estimated equity market risk premium, the Company’s cost of debt, and the tax rate in the local jurisdiction. A one percent increase in the discount rate in the EH segment would trigger an impairment.

Management will continue to assess the long-term projected cash flows, as certain factors may cause a material variance from previously used cash flow projections. Management notes that there is potential for future impairments as interest rates continue to fluctuate, and as the Company gets more visibility regarding future cash flows.

F- 29

Note 13. Other Assets

Other assets were comprised of the following:

	December 31, 2024	December 31, 2023	January 1, 2023

EH Cryo project asset (a)	$161	$-	$-
Investment in associates and joint ventures	26	28	25
Redemption options (b)	17	-	-
Prepaid deposits	5	12	9
Long-term receivables	-	-	25

Total other assets	$209	$40	$59

(a)
EH Cryo project asset

During the second quarter of 2024, Enerflex suspended site activity on the EH Cryo project, demobilized its personnel and provided its customer with notice of Force Majeure following a fatal drone attack at an adjacent facility. Due to the continuing Force Majeure and circumstances that made it impossible for Enerflex to fulfill its obligations under the EH Cryo project contract, Enerflex terminated the contract during the fourth quarter of 2024.

The future revenue associated with the cancelled performance obligations of $75 million has been removed from the Company’s ES backlog. There was no gross margin on the future revenue associated with the cancelled performance obligation for the EH Cryo project.

On termination of the contract, the Company reassessed the value of the unbilled revenue associated with the EH Cryo project. The previously recognized unbilled revenue of $178 million associated with the EH Cryo project was reduced by $17 million to reflect the revised estimated transaction price. The decrease in the unbilled revenue was accounted for as a reduction to revenue during the fourth quarter of 2024. Management has made estimates and assumptions surrounding the expected proceeds and profitability of the EH Cryo project contract, the estimated degree of completion based on cost progression and other factors that impact the amount of revenue recognized for the project. Although these factors are reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenue recognized.

The Company previously recognized a provision for unrecoverable costs of its obligation to complete the project (“onerous loss provision”). On termination of the contract during the fourth quarter of 2024, the outstanding provision of $17 million was derecognized as the Company no longer had an obligation to incur additional costs to complete the project after termination. The derecognition of the onerous loss provision was accounted for as a reduction to COGS during the fourth quarter of 2024.

The combined effect of the reduction in unbilled revenue and the derecognition of the onerous loss provision did not impact the Company’s gross margin.

Management does not expect settlement of the outstanding amounts from the customer within the next twelve months. As a result, the revised unbilled revenue of $161 million was reclassified to other long-term assets. Enerflex is seeking to recover all amounts owing, including the unbilled revenue, through arbitration proceedings.

Since inception of the project, Enerflex has maintained a $31 million Letter of Credit in support of its obligation under the EH Cryo project contract. Enerflex would view any drawing of the financial security in the prevailing circumstances as improper and would be considered as an additional receivable owed by the customer. See the “Legal Proceedings” section of Note 30 for further details.

(b)
Redemption Options

The Company’s senior secured notes (“Notes”) contain optional redemption features that allow the Company to redeem all or part of the Notes at prices set forth in the Notes agreement at a premium, following certain dates specified in the Notes agreement. These redemption features constitute embedded derivatives that are required to be separated from the Notes and measured at fair value.

F-30 Annual Report 2024

The embedded derivative components of these hybrid financial instruments are measured at fair value at each reporting date with gains or losses in fair value recognized through profit or loss. The decline in risk-free rates has resulted in a significant increase to the value of the redemption options, and accordingly, the Company has recognized an embedded derivative asset of $17 million as at December 31, 2024 (December 31, 2023 – nil, January 1, 2023 – nil) related to these redemption options. At December 31, 2024, the Company recognized a gain on redemption options of $17 million (December 31, 2023 – nil).

Note 14. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised of the following:

	December 31, 2024	December 31, 2023	January 1, 2023

Trade payables and accrued liabilities	$395	$416	$452

Accrued dividend payable	3	2	2

Cash-settled share-based payments	15	6	10

Total accounts payable and accrued liabilities	$413	$424	$464

Note 15. Provisions

Provisions were comprised of the following:

	December 31, 2024	December 31, 2023	January 1, 2023

Warranties	$16	$11	$10

Other provisions	6	9	4

Total provisions	$22	$20	$14

December 31, 2024	Warranties	Other provisions	Total

Opening balance	$11	$9	$20

Additions during the year	13	19	32

Amounts settled and/or released in the year	(8)	(3)	(11)

Reversal	-	(19)	(19)

Closing balance	$16	$6	$22

December 31, 2023	Warranties	Other provisions	Total

Opening balance	$10	$4	$14

Additions during the year	7	6	13

Amounts settled and/or released in the year	(6)	(1)	(7)

Closing balance	$11	$9	$20

F- 31

Note 16. Deferred Revenue

Deferred revenue was comprised of the following:

December 31,	2024	2023

Opening balance	$319	$295

Cash received in advance of revenue recognition	1,067	660

Revenue subsequently recognized	(996)	(636)

Currency translation effects	(4)	-

Closing balance	$386	$319

Current deferred revenue	$375	$297

Non-current deferred revenue	11	22

Deferred revenue	$386	$319

F-32 Annual Report 2024

Note 17. Long-Term Debt

The secured revolving credit facility (“RCF”), which was extended during the second quarter of 2024, has a maturity date of October 13, 2026 (the “Maturity Date”). Availability under the RCF increased to $800 million from $700 million and may be increased by $50 million at the request of the Company, subject to the lenders’ consent. The Maturity Date of the RCF may be extended annually on or before the anniversary date with the consent of the lenders. In conjunction with the extension of the RCF, the Company repaid its secured term loan (“Term Loan”) which had a balance of $120 million at March 31, 2024. The Notes consist of $563 million principal amount, bears interest of 9.0 percent, and has a maturity of October 15, 2027.

As part of the RCF, the Company can request the issuance of up to $150 million in letters of guarantee, standby letters of credit, performance bonds, counter guarantees, import documentary credits, counter standby letters of credit or similar credits to finance the day-to-day operations of the Company. As at December 31, 2024, the Company utilized $87 million of the $150 million limit. The Company also has an additional $70 million unsecured credit facility (“LC Facility”) with one of the lenders in its RCF. This LC Facility allows the Company to request the same forms of credits as under the RCF. This LC Facility is supported by performance security guarantees provided by Export Development Canada. As at December 31, 2024, the Company utilized $29 million of the $70 million limit.

During the fourth quarter of 2024, the Company completed the partial redemption of $62 million (or 10 percent of the aggregate principal amount originally issued) of its Notes. The redemption was completed on October 11, 2024 (the “Redemption Date”) at a redemption price of 103 percent of the principal amount of the Notes being redeemed, plus accrued and unpaid interest up to, but excluding the Redemption Date.

The Company is required to maintain certain covenants on the RCF and the Notes. As at December 31, 2024, the Company was in compliance with its covenants.

Composition of the borrowings on the RCF, Notes, and the Term Loan were as follows:

	Maturity Date	December 31, 2024	December 31, 2023	January 1, 2023

Notes	October 15, 2027	$563	$625	$625
Drawings on the RCF	October 13, 2026	191	238	338
Drawings on the Term Loan		-	130	150
		754	993	1,113
Deferred transaction costs and Notes discount		(46)	(74)	(86)
Long-term debt		$708	$919	$1,027

Current portion of long-term debt		$-	$40	$20
Non-current portion of long-term debt		708	879	1,007
Long-term debt		$708	$919	$1,027

The weighted average interest rate on the RCF for the year ended December 31, 2024, was 7.4 percent (December 31, 2023 – 7.7 percent, January 1, 2023 – 7.0 percent). At December 31, 2024, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $754 million, and nil thereafter.

F- 33

Note 18. Lease Liabilities

December 31,	2024	2023

Opening balance	$76	$69
Additions	24	33
Lease interest	4	5
Payments made against lease liabilities (principal and interest)	(24)	(20)
Transfer to liabilities associated with assets held for sale	-	(5)
Disposals	(7)	-
Lease remeasurement adjustment	(1)	(5)
Currency translation effects	(3)	(1)
Closing balance	$69	$76

Current portion of lease liabilities	$22	$19
Non-current portion of lease liabilities	47	57
Lease liabilities	$69	$76

The total cash outflow related to leases were as follows:

Years ended December 31,	2024	2023

Payments made against lease liabilities (principal and interest)	$24	$20
Short-term and low value leases	1	-
Variable lease payments in:
COGS	1	1
SG&A	1	1
Total cash outflow for leases	$27	$22

Future minimum lease payments under non-cancellable leases were as follows:

December 31, 2024

2025	$24
2026	19
2027	15
2028	8
2029	4
Thereafter	9
$79
Less:
Imputed interest	10
Short-term leases	-
Low-value leases	-
Lease liabilities	$69

F-34 Annual Report 2024

Note 19. Income Taxes

(a)
Income Tax Recognized in Net Earnings

The components of income taxes were as follows:

Years ended December 31,	2024	2023

Current income taxes	$72	$39

Deferred income taxes	(23)	(8)

Income taxes	$49	$31
(b)
Reconciliation of Income Taxes

The provision for income taxes differs from that which would be expected by applying Canadian statutory rates. A reconciliation of the difference is as follows:

Years ended December 31,	2024	2023

Earnings (loss) before income taxes	$81	$(52)
Canadian statutory rate	23.4%	23.5%
Expected income tax provision	$19	$(12)
Add (deduct):
Earnings taxed in foreign jurisdictions	22	2
Change in unrecognized deferred tax asset	15	16
Amounts not deductible (taxable) for tax purposes	7	(7)
Impact of OCED Pillar Two current taxes	3	-
Exchange rate effects on tax basis	(16)	17
Impairment of goodwill	-	15
Other	(1)	-
Income taxes	$49	$31

The applicable statutory tax rate is the aggregate of the Canadian federal income tax rate of 15.0 percent (2023 – 15.0 percent) and provincial income tax rate of 8.4 percent (2023 – 8.5 percent).

The Company’s effective tax rate is subject to fluctuations in the Argentine peso and Mexican peso exchange rate against the USD. Since the Company holds significant EI assets in Argentina and Mexico, the tax base of these assets are denominated in Argentine peso and Mexican peso, respectively. The functional currency is the USD and as a result, the related local currency tax bases are revalued periodically to reflect the closing USD rate against the local currency. Any movement in the exchange rate results in a corresponding unrealized exchange rate gain or loss being recorded as part of deferred income tax expense or recovery. During periods of large fluctuation or devaluation of the local currency against the USD, these amounts may be significant but are unrealized and may reverse in the future. Recognition of these amounts is required by IFRS, even though the revalued tax basis does not generate any cash tax obligation or liability in the future.

The Company did not recognize income tax in other comprehensive income (loss) for the years ended December 31, 2024 and 2023.

F- 35

(c)
Net Deferred Tax Assets (Liabilities)

Deferred tax assets and liabilities arise from the following:

	Accounting provisions and accruals	Tax losses	Long-term assets	Exchange rate effects on tax bases	Total[1]

December 31, 2023	$27	$27	$(69)	$(29)	$(44)
Charged to net earnings	(14)	3	15	19	23
Exchange differences	2	-	(2)	(3)	(3)

December 31, 2024	$15	$30	$(56)	$(13)	$(24)

1 Net deferred tax liabilities at December 31, 2024, of $24 million consist of liabilities of $48 million net of assets of $24 million.

	Accounting provisions and accruals	Tax losses	Long-term assets	Exchange rate effects on tax bases	Total[1]

January 1, 2023	$3	$42	$(82)	$(12)	$(49)
Charged to net loss	23	(15)	16	(16)	8
Exchange differences	1	-	(3)	(1)	(3)

December 31, 2023	$27	$27	$(69)	$(29)	$(44)

1 Net deferred tax liabilities at December 31, 2023, of $44 million consist of liabilities of $65 million net of assets of $21 million (January 1, 2023 – net deferred tax liabilities of $49 million consist of liabilities of $65 million net of assets of $16 million).

(d)
Unrecognized Deferred Tax Assets

As at December 31, 2024, the Company did not recognize deductible temporary differences of $955 million (December 31, 2023 – $915 million) and unused Canadian tax credits of $1 million (December 31, 2023 – $1 million) for which it is unlikely that sufficient future taxable income will be available to offset against. An additional $62 million (December 31, 2023 – $59 million) of US tax credits were acquired, but utilization is restricted and therefore, the benefit is not recognized.

The deductible temporary differences consist of:

Years ended December 31,	2024	2023

Canadian:

Tax losses	$229	$254

Restricted interest	39	-

Long-term assets	(2)	1

Accounting provisions and other accruals	35	15

Foreign:

Tax losses	646	688

Restricted interest	13	-

Long-term assets	(5)	(41)

Accounting provisions and other accruals	-	(2)

Total unrecognized deferred tax assets	$955	$915

The Company’s unused tax losses and tax credits are subject to expiration in the years 2025 through 2044 with some having an indefinite life.

F-36 Annual Report 2024

Note 20. Share Capital Authorized

The Company is authorized to issue an unlimited number of common shares without par value. Share capital comprises only one class of ordinary shares. The ordinary shares carry a voting right and a right to a dividend.

Issued and Outstanding

	2024		2023

December 31,	Number of common shares	Common share capital	Number of common shares	Common share capital

Opening balance	123,956,865	$504	123,739,020	$503

Exercise of stock options	186,314	1	217,845	1

Closing balance	124,143,179	$505	123,956,865	$504

Total dividends declared in the year were $10 million, or CAD $0.1125 per share (December 31, 2023 – $10 million, or CAD $0.10 per share, January 1, 2023 – $7 million, or CAD $0.10 per share).

Note 21. Revenue

Years ended December 31,	2024	2023

Energy Infrastructure	$668	$576
After-market Services	508	483
Engineered Systems	1,238	1,284

Total revenue	$2,414	$2,343

Revenue by geographic location, which is attributed by destination of sale, was as follows:

Years ended December 31,	2024	2023

USA	$1,076	$997
Canada	243	260
Oman	221	164
Argentina	175	163
Nigeria	148	175
Mexico	71	62
Australia	70	63
Brazil	61	76
Peru	54	4
Bahrain	46	94
Guyana	43	6
Thailand	35	30
Colombia	24	21
Iraq	22	144
UAE	18	6
Other	107	78

Total revenue	$2,414	$2,343

F- 37

The following table outlines the Company’s unsatisfied performance obligations, by product line, as at December 31, 2024:

	Less than one year	One to two years	Greater than two years	Total

Energy Infrastructure	$427	$345	$773	$1,545
After-market Services	74	36	63	173
Engineered Systems	1,181	84	15	1,280

Total	$1,682	$465	$851	$2,998

Note 22. Selling, General and Administrative Expenses

SG&A expenses comprise of costs incurred by the Company to support the business operations that are not directly attributable to the production of goods or services.

Years ended December 31,	2024	2023

Core SG&A1	$249	$249

Share-based compensation (Note 23)	29	6

Depreciation and amortization	47	46

Bad debt expense (recovery)	2	(8)

Total SG&A	$327	$293

1 Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses.

Note 23. Share-Based Compensation

(a)
Share-Based Compensation Expense

The share-based compensation expense included in the determination of net earnings (loss) was:

Years ended December 31,	2024	2023

Deferred share units	$11	$(1)

Performance share units	7	-

Restricted share units	10	5

Cash performance target	1	2

Share-based compensation expense	$29	$6

(b)
Equity-Settled Share-Based Payments

	2024		2023
Years ended December 31,	Number of options	TSX CAD Weighted average exercise price	Number of options	TSX CAD Weighted average exercise price

Options outstanding, beginning of period	2,297,975	$11.12	3,089,229	$10.77

Exercised[1]	(186,314)	5.95	(217,845)	5.87

Forfeited	(118,935)	8.45	(318,840)	9.54

Expired	(466,403)	15.33	(254,569)	13.32

Options outstanding, end of period	1,526,323	$10.67	2,297,975	$11.12

Options exercisable, end of period	1,237,006	$11.54	1,589,639	$12.52

1 The weighted average share price of options at the date of exercise for the year ended December 31, 2024, was CAD $10.42 (December 31, 2023 – CAD $8.16).

F-38 Annual Report 2024

The Company did not grant stock options for the years ended December 31, 2024 and 2023.

The following table summarizes options outstanding and exercisable at December 31, 2024:

	Options Outstanding			Options Exercisable

Range of exercise prices[1]	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price

$5.51 – $6.68	323,237	2.62	$5.51	212,730	2.62	$5.51

$6.69 – $13.07	519,320	3.32	8.53	340,510	3.17	8.89

$13.08 – $16.12	683,766	1.19	14.74	683,766	1.19	14.74

Total	1,526,323	2.22	$10.67	1,237,006	1.98	$11.54

1 The range of exercise prices equal the weighted average market price of the Company’s shares on the five days preceding the effective date of the grant based on prices from the Toronto Stock Exchange ("TSX").

(c)
Deferred Share Units

The Company offers a DSU plan for executives and non-employee directors, whereby they may elect on an annual basis to receive all or a portion of their annual bonus, or retainer and fees, respectively, in DSUs. In addition, the Board may grant discretionary DSUs to executives when determined by the Board to be aligned with the long-term interests of the Company and shareholder value creation. A specified component of non-employee directors’ compensation must be received in DSUs. A DSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the implied market value calculated as the number of DSUs multiplied by the weighted average price per share on the TSX for the five trading days immediately preceding the grant.

Additional Enerflex DSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.

DSUs may be granted to eligible participants on an annual basis and will vest upon being credited to the executive or non-employee director’s account. Participants are not able to cash in their DSUs until they are no longer employed by or cease to be directors of Enerflex. The Company satisfies its payment obligation through cash payments to the participant.

DSUs represent an indexed liability of the Company relative to the Company’s share price. For the year ended December 31, 2024, the value of directors’ compensation and executive bonuses elected to be received in DSUs totalled $2 million (December 31, 2023 – $2 million). The Company paid $3 million for the year ended December 31, 2024, representing units vested in the year (December 31, 2023 – $2 million).

		TSX CAD		NYSE USD
DSUs outstanding	Number of DSUs	Weighted average grant date fair value per unit	Number of DSUs	Weighted average grant date fair value per unit

December 31, 2023	1,560,110	$10.45	-	$-

Granted	259,563	8.66	12,711	6.24

In lieu of dividends	22,566	7.16	122	5.72

Vested	(396,062)	10.01	-	-

Forfeited	(1,220)	5.89	-	-

December 31, 2024	1,444,957	$10.20	12,833	$6.24

The carrying amount of the liability relating to DSUs as at December 31, 2024, included in current liabilities was $4 million (December 31, 2023 – $1 million, January 1, 2023 – $2 million) and in other long-term liabilities was $10 million (December 31, 2023 – $6 million, January 1, 2023 – $8 million).

F- 39

(d)
Phantom Share Entitlement Plan

The Company utilizes a PSE plan for key employees of affiliates located in Australia and the UAE, for whom the Company’s Stock Option Plan would have negative personal taxation consequences.

The exercise price of each PSE equals the average of the market price of the Company’s shares on the TSX for the five days preceding the date of the grant. The PSEs vest at a rate of one-fifth on each of the first five anniversaries of the date of the grant and expire on the seventh anniversary. The award entitlements for increases in the share trading value of the Company are to be paid to the recipient in cash upon exercise.

There were no PSEs granted to employees during the years ended December 31, 2024 and 2023.

PSEs outstanding	Number of PSEs	TSX CAD Weighted average grant date fair value per unit

December 31, 2023	158,913	$12.61

Exercised	(28,770)	6.72

Expired	(27,352)	15.75

December 31, 2024	102,791	$13.42

The carrying amount of the liability relating to the PSEs as at December 31, 2024, included in current liabilities was less than $1 million (December 31, 2023 – less than $1 million, January 1, 2023 – less than $1 million) and in other long-term liabilities was less than $1 million (December 31, 2023 – less than $1 million, January 1, 2023 – less than $1 million).

(e)
Performance Share Units

The Company offers a PSU plan for executive officers of the Company. A PSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the number of vested PSUs multiplied by the weighted average price per share on the TSX and New York Stock Exchange (“NYSE”) during the last five trading days immediately preceding the grant. Vesting is based on the achievement of performance measures and objectives specified by the Board of Directors. The Board of Directors assess performance to determine the vesting percentage, which can range from zero percent to 200 percent. Within 14 days after the determination of the vesting percentage, the holder will be paid for the vested PSUs either in cash or in shares of the Company acquired on the open market on behalf of the holder, at the discretion of the Company.

Additional Enerflex PSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.

The Company paid $2 million for the year ended December 31, 2024, representing units vested in the year (December 31, 2023 – $2 million).

		TSX CAD		NYSE USD
PSUs outstanding	Number of PSUs	Weighted average grant date fair value per unit	Number of PSUs	Weighted average grant date fair value per unit

December 31, 2023	1,210,895	$9.40	272,729	$6.23

Granted	378,438	7.98	185,842	5.88

In lieu of dividends	15,996	7.18	3,641	5.34

Vested	(274,113)	7.67	(63,699)	5.41

Forfeited	(168,680)	7.60	(46,887)	6.24

December 31, 2024	1,162,536	$9.58	351,626	$6.18

The carrying amount of the liability relating to PSUs as at December 31, 2024, included in current liabilities was $4 million (December 31, 2023 – $2 million, January 1, 2023 – $3 million) and in other long-term liabilities was $3 million (December 31, 2023 – $2 million, January 1, 2023 – $2 million).

F-40 Annual Report 2024

(f)
Restricted Share Units

The Company offers a RSU plan to executive officers and other key employees of the Company or its related entities. RSUs may be granted at the discretion of the Board when determined by the Board to be aligned with the long-term interests of the Company and shareholder value creation. An RSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the number of vested RSUs multiplied by the weighted average price per share on the TSX and NYSE during the last five trading days immediately preceding the vesting date. Unless otherwise determined by the Board, RSUs vest at a rate of one-third on the first, second, and third anniversaries of the award date. Within 30 days of the vesting date, the holder will be paid for the vested RSUs. Executive officers receive payment in the form of Company shares acquired on the open market, and other key employees receive either cash or Company shares, at the discretion of the Company.

Additional Enerflex RSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.

In 2024, the Board granted 1,647,707 RSUs to executive officers and other key employees of the Company (2023 – 1,869,012).

The Company paid $7 million for units vested during the year ended December 31, 2024 (December 31, 2023 – $7 million).

		TSX CAD		NYSE USD
RSUs outstanding	Number of RSUs	Weighted average grant date fair value per unit	Number of RSUs	Weighted average grant date fair value per unit

December 31, 2023	1,773,592	$6.79	728,591	$6.24

Granted	958,680	7.99	689,027	5.88

In lieu of dividends	23,403	7.19	10,664	5.38

Vested	(831,454)	8.11	(275,857)	5.80

Forfeited	(171,629)	7.24	(122,038)	6.14

December 31, 2024	1,752,592	$6.78	1,030,387	$6.12

The carrying amount of the liability included in current liabilities relating to RSUs at December 31, 2024, was $6 million (December 31, 2023 – $2 million, January 1, 2023 – $3 million) and in other long-term liabilities was nil (December 31, 2023 – less than $1 million, January 1, 2023 – less than $1 million).

(g)
Cash Performance Target Plan

The Company offers a CPT plan to certain non-executive, US-based employees of the Company or its related entities. The plan is denominated in US dollars and may be granted at the discretion of the Board. Although the liability associated with the CPT plan follows Enerflex’s share performance, no actual shares or securities are issued under the plan. The cash payment fluctuates based on the percentage of appreciation or depreciation in the share price over the life of the award, which is calculated using the last five days immediately preceding the vesting date. The cash grants are held for three years, and vest at a rate of one-third on the first, second, and third anniversaries of the award date. Within 30 days of the vesting date, the holder will be paid for the vested cash grants, at the discretion of the Company.

During 2024, the Board of Directors did not grant CPT (2023 – nil). The Company paid $1 million for the year ended December 31, 2024, representing units vested in the year (December 31, 2023 – $2 million).

The carrying amount of the liability included in current liabilities relating to CPT plan at December 31, 2024, was $1 million (December 31, 2023 – $1 million, January 1, 2023 – $1 million) and in other long-term liabilities was nil (December 31, 2023 – nil, January 1, 2023 – nil).

(h)
Employee Share Purchase Plan

The Company offers an employee share purchase plan whereby employees who meet the eligibility criteria can purchase shares by way of payroll deductions. There is a Company match of up to $1,000 per employee per annum based on contributions by the Company of $1 for every $3 contributed by the employee. Company

F- 41

contributions vest to the employee immediately. Company contributions are charged to SG&A when paid. This plan is administered by a third party.

Note 24. Retirement Benefits Plan

The Company sponsors arrangements for substantially all of its employees through defined contribution plans in Canada, UK, Asia, and Australia, and a 401(k) matched savings plan in the USA. In the case of the defined contribution plans, regular contributions are made to the employees’ individual accounts, which are administered by a plan trustee, in accordance with the plan document. Both in the case of the defined contribution plans and the 401(k) matched savings plan, the pension expenses recorded in earnings are the amounts of actual contributions the Company is required to make in accordance with the terms of the plans.

Years ended December 31,	2024	2023

Defined contribution plans	$4	$5

401(k) matched savings plan	6	5

Total pension expense	$10	$10

Note 25. Finance Costs and Income

Years ended December 31,	2024	2023

Finance Costs

Interest on debt	$86	$101

Accretion of Notes discount[1]	12	8

Lease interest expense	4	5

Other interest expense	1	4

Total finance costs	$103	$118

Finance Income

Interest income	$5	$24

Net finance costs	$98	$94

1 Accretion of Notes discount for the year ended December 31, 2024, includes $3 million of accretion related to the early redemption of 10 percent of the Notes. Refer to Note 17 “Long-Term Debt” for further details.

Note 26. Earnings Per Share

Year ended December 31, 2024	Net earnings	Weighted average shares outstanding	Per share

Basic	$32	124,023,920	$0.26

Dilutive effect of stock option conversion	-	140,351	-

Diluted	$32	124,164,271	$0.26

Year ended December 31, 2023	Net loss	Weighted average shares outstanding	Per share

Basic	$(83)	123,834,242	$(0.67)

Dilutive effect of stock option conversion	-	-	-

Diluted	$(83)	123,834,242	$(0.67)

F-42 Annual Report 2024

Note 27. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, unbilled revenue, EH Cryo project asset, derivatives, redemption options, preferred shares receivable, accounts payable and accrued liabilities, other current liabilities, and long-term debt.

Fair Value Hierarchy and Valuation of Financial Instruments

The following table presents information about the Company’s financial assets and financial liabilities measured at fair value on a recurring basis as at December 31, 2024, and indicates the fair value hierarchy of the valuation techniques used to determine such fair value. During the year ended December 31, 2024, there were no transfers between Level 1 and Level 2 fair value measurements.

Fair values are determined using quoted market prices that are observable for the asset or liability, either directly or indirectly. Fair values determined using inputs including forward market rates and credit spreads that are readily observable and reliable, or for which unobservable inputs are determined not to be significant to the fair value, are categorized as Level 2. If there is no active market, fair value is established using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable market data where possible, including recent arm’s-length market transactions, and comparisons to the current fair value of similar instruments. Where this is not feasible, inputs such as liquidity risk, credit risk, and volatility are used.

		Fair Value as at December 31, 2024

	Carrying value	Level 1	Level 2	Level 3

Financial Assets
Redemption options	$17	$-	$17	$-

Financial Liabilities
Long-term debt – Notes	531	-	613	-
Long-term debt – RCF	177	-	191	-

		Fair Value as at December 31, 2023

	Carrying value	Level 1	Level 2	Level 3

Financial Assets
Short-term investments	$11	$-	$11	$-

Financial Liabilities
Derivative financial instruments	1	-	1	-
Long-term debt – Notes	561	-	622	-
Long-term debt – RCF	229	-	238	-
Long-term debt – Term Loan	129	-	130	-

		Fair Value as at January 1, 2023

	Carrying value	Level 1	Level 2	Level 3

Financial Assets
Derivative financial instruments	$1	$-	$1	$-

Financial Liabilities
Derivative financial instruments	1	-	1	-
Long-term debt – Notes	549	-	642	-
Long-term debt – RCF	329	-	338	-
Long-term debt – Term Loan	149	-	150	-

F- 43

Cash and cash equivalents, short-term investments, accounts receivable, unbilled revenue, EH Cryo project asset, preferred shares receivable, accounts payable and accrued liabilities, and other current liabilities are reported at amounts approximating their fair values on the consolidated statement of financial position. The fair values approximate the carrying values for these instruments due to their short-term nature.

The fair value of derivative financial instruments is measured using the discounted value of the difference between the contract’s value at maturity based on the contracted foreign exchange rate and the contract’s value at maturity based on prevailing exchange rates. The Company’s credit risk is also taken into consideration in determining fair value.

The Company’s embedded derivatives related to its redemption options of its Notes are measured at fair value determined using a valuation model based on inputs from observable market data, including independent price publications and third-party pricing services. Changes in fair value are recorded as gains or losses on the consolidated statements of earnings (loss).

Long-term debt associated with the Company’s Notes are recorded at amortized cost using the effective interest rate method. Transaction costs associated with the debt were deducted from the debt and are being recognized using the effective interest rate method over the life of the related debt. The fair value of the Notes were determined on a discounted cash flow basis using a weighted average discount rate of 6.3 percent.

Preferred Shares

The Company previously held preferred shares that were initially recorded at fair value, subsequently measured at amortized cost and recognized as long-term receivables in Other assets. During the first quarter of 2023, the Company redeemed these preferred shares and recognized a gain in excess of the carrying value, which was included in the consolidated statements of earnings (loss). The carrying value and estimated fair value of the preferred shares at January 1, 2023, was $21 million and $21 million, respectively.

Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at December 31, 2024:

		Notional amount	Maturity

Canadian Dollar Denominated Contracts

Purchase contracts	USD	$11	January 2025 - December 2025

Sales contracts	USD	(11)	January 2025 - July 2025

Management estimates that a loss of less than $1 million would be realized if the contracts were terminated on December 31, 2024. Certain of these forward contracts are designated as cash flow hedges and accordingly, a loss of less than $1 million has been included in other comprehensive income for the year ended December 31, 2024 (December 31, 2023 – loss of less than $1 million). These losses are not expected to affect net earnings as the losses will be reclassified to net earnings and will offset gains recorded on the underlying hedged items, namely foreign currency denominated accounts payable and accounts receivable. The amount removed from other comprehensive income during the year and included in the carrying amount of the hedged items for the year ended December 31, 2024, was a loss of $1 million (December 31, 2023 – gain of less than $1 million).

All hedging relationships are formally documented, including the risk management objective and strategy. On an on-going basis, an assessment is made as to whether the designated derivative financial instruments continue to be effective in offsetting changes in cash flows of the hedged transactions.

F-44 Annual Report 2024

Risks Arising from Financial Instruments and Risk Management

In the normal course of business, the Company is exposed to financial risks that may potentially impact its operating results in any or all of its business segments. The Company employs risk management strategies with a view to mitigating these risks on a cost-effective basis. Derivative financial agreements are used to manage exposure to fluctuations in exchange rates and interest rates. The Company does not enter into derivative financial agreements for speculative purposes.

Foreign Currency Translation Exposure

In the normal course of operations, the Company is exposed to movements in the CAD, USD, the Australian dollar (“AUD”), and the Brazilian real (“BRL”). In addition, Enerflex has significant international exposure through export from its Canadian operations, as well as a number of foreign subsidiaries, the most significant of which are located in the USA, Argentina, Brazil, Colombia, Mexico, Bahrain, Oman, the UAE, and Australia.

The types of foreign exchange risk and the Company’s related risk management strategies are as follows:

Transaction Exposure

The Company and its subsidiaries are exposed to translation risk of monetary items denominated in a currency different from their functional currency. The currencies with the most significant impact are the CAD, USD, and the Argentine peso (“ARS”).

The functional currency of the parent Company and Canadian operations is CAD. The operations are primarily exposed to changes in the exchange rates on financial instruments denominated in USD.

The Canadian operations of the Company source the majority of its products and major components from the USA. Consequently, reported costs of inventory and the transaction prices charged to customers for equipment and parts are affected by the relative strength of the CAD. The Company also sells compression and processing packages in foreign currencies, primarily the USD. Most of Enerflex’s international orders are manufactured in the USA if the contract is denominated in USD. This minimizes the Company’s foreign currency exposure on these contracts. The parent Company has intercompany loans, receivables and payables denominated in the USD. The Company identifies and hedges all significant transactional currency risks. The Company has implemented a hedging policy, applicable primarily to the Canadian domiciled business units, with the objective of securing the margins earned on awarded contracts denominated in currencies other than the CAD. In addition, the Company may hedge input costs that are paid in a currency other than the home currency of the subsidiary executing the contract. If the CAD weakens by five percent, the Company could experience foreign exchange gains recorded in the consolidated statements of earnings (loss) of $2 million on its USD denominated financial instruments.

The functional currency of the Argentinian operation is the USD. The operation has cash and cash equivalents, and certain financial instruments denominated in its local currency ARS. With the ongoing devaluation of the ARS, caused by high inflation, the Company is at risk for foreign exchange losses on its financial instruments denominated in ARS. During the year ended December 31, 2024, the Company had foreign exchange losses in Argentina of $4 million. There is a risk of higher losses based on the further devaluation of the ARS. The Company has implemented cash management strategies to mitigate foreign exchange losses due to further devaluation of the ARS, primarily by minimizing cash available to sustain operations. If the ARS weakens by five percent, the Company could experience additional foreign exchange losses of less than $1 million.

The Company had immaterial foreign exchange losses in other locations.

Translation Exposure

The functional currency of the parent Company is the CAD while the functional currency of most of its subsidiaries is the USD. Enerflex uses foreign currency borrowings to hedge against the exposure that arises from foreign subsidiaries that are translated to the CAD through a net investment hedge. As a result, foreign exchange gains and losses on the translation of $651 million in designated foreign currency borrowings are included in accumulated other comprehensive losses for the year ended December 31, 2024. The cumulative currency translation adjustments are recognized in earnings when there has been a reduction in the net investment in the foreign operations. If the CAD weakens by five percent, the Company could experience additional foreign exchange losses recorded in the consolidated statements of other comprehensive income (loss) of $33 million on the foreign currency borrowings.

F- 45

The Financial Statements of the Company are presented in USD. Assets and liabilities denominated in foreign currencies are translated into USD using the exchange rates in effect at the reporting dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive losses.

Earnings from foreign currencies are translated into USD each period at average exchange rates for the period. As a result, fluctuations in the value of the USD relative to these other currencies will impact reported net earnings.

Interest Rate Risk

The Company’s liabilities include long-term debt that is subject to fluctuations in interest rates. The Company’s Notes outstanding at December 31, 2024, has a fixed interest rate and therefore the related interest expense will not be impacted by fluctuations in interest rates. Conversely, the Company’s RCF is subject to changes in market interest rates.

For each one percent change in the rate of interest on the RCF, the change in annual interest expense would be $2 million. All interest charges are recorded in the consolidated statements of earnings (loss) as finance costs.

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, short-term investments, accounts receivable, unbilled revenue, net investment in finance lease, derivative financial instruments and EH Cryo project asset.

The Company manages its credit risk on cash and cash equivalents and short-term investments by investing in instruments issued by credit-worthy financial institutions and in short-term instruments issued by the federal government.

The Company has accounts receivable and unbilled revenue from clients engaged in various industries. These specific industries may be affected by economic factors that may impact accounts receivable. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Credit is extended based on an evaluation of the customer’s financial condition and, generally, advance payment is not required. Outstanding customer receivables are regularly monitored and an allowance for doubtful accounts is established based on expected credit losses.

The Company evaluates the concentration of risk at December 31, 2024, with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets. At December 31, 2024, the Company had one customer that accounted for approximately 11 percent of total accounts receivable (December 31, 2023 – no individual customers that accounted for more than 10 percent of accounts receivable). At December 31, 2024 and 2023, the Company had no individual customers that accounted for more than 10 percent of its revenue. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in this note. The Company does not hold collateral as security.

The credit risk associated with the net investment in finance leases arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into finance lease transactions only in select circumstances. Close contact is maintained with the customer over the duration of the lease to ensure visibility to issues as and if they arise.

The credit risk associated with derivative financial instruments arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into derivative transactions only with highly rated financial institutions.

F-46 Annual Report 2024

Liquidity Risk

Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. In managing liquidity risk, the Company has access to a significant portion of its Revolving Credit Facility for future drawings to meet the Company’s requirements for investments in working capital and capital assets.

	December 31, 2024

Cash and cash equivalents		$92

RCF	800

Less: Drawings on RCF	(191)

Less: Letters of Credit[1]	(87)	522

Available for future drawings		$614

1 Represents the letters of credit that the Company has funded with the RCF. Additional letters of credit of $29 million are funded from the $70 million LC Facility. Refer to Note 17 “Long-Term Debt” for further details.

A liquidity analysis of the Company’s financial instruments has been completed on a maturity basis. The following table outlines the cash flows, including interest associated with the maturity of the Company’s financial liabilities, as at December 31, 2024:

	Less than 3 months	3 months to 1 year	Greater than 1 year	Total

Accounts payable and accrued liabilities	$413	$-	$-	$413

Long-term debt – Notes	-	-	563	563

Long-term debt – RCF	-	-	191	191

The Company expects that cash flows from operations in 2025, together with cash and cash equivalents on hand and the RCF, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

Covenant Compliance

The Company continues to meet the covenant requirements of its funded debt, including the three-year secured RCF and Notes reflecting strong performance and cash flow generation; and Enerflex’s focus of repaying debt and lowering finance costs. The senior secured net funded debt is comprised of the RCF.

The following table sets forth a summary of the covenant requirements and the Company’s performance:

	2024		2023
	Requirement	Performance	Performance

Senior secured net funded debt to EBITDA ratio[1] – Maximum	2.5x	0.2x	0.7x

Bank-adjusted net debt to EBITDA ratio[2] – Maximum	4.0x	1.5x	2.3x

Interest coverage ratio[3] – Minimum	2.5x	4.5x	4.2x

1 Senior secured net funded debt to EBITDA is defined as borrowings under the RCF less cash and cash equivalents, divided by trailing 12-month EBITDA as defined by the Company’s lenders.

2 Bank-adjusted net debt to EBITDA is defined as borrowings under the RCF and Notes less cash and cash equivalents, divided by the trailing 12-month EBITDA as defined by the Company’s lenders.

3 Interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

F- 47

Note 28. Capital Disclosures

The capital structure of the Company consists of net debt plus shareholders’ equity.

	December 31, 2024	December 31, 2023	January 1, 2023

Long-term debt	$708	$919	$1,027

Cash and cash equivalents	(92)	(95)	(187)

Net debt	$616	$824	$840

Total shareholders’ equity	1,049	1,054	1,140

Total capital	$1,665	$1,878	$1,980

The Company manages its capital to ensure that entities in the Company will be able to continue to grow while maximizing the return to shareholders through the optimization of the debt and equity balances. The Company adjusts its capital structure in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new Company shares, buy back Company shares, or access debt markets.

The Company remains focused on maintaining a strong financial position and to continue reducing its debt levels.

The Company formally reviews the capital structure on an annual basis and monitors it on an on-going basis. As part of this review, the cost of capital and the risks associated with each class of capital are considered.

Note 29. Supplemental Cash Flow Information

Changes in working capital and other during the period:

Years ended December 31,	2024	2023

Accounts receivable	$-	$(61)
Unbilled revenue	(28)	(6)
Inventories	36	(21)
Work-in-progress related to finance leases	(35)	31
EI assets – finance leases receivable	52	13
Income taxes receivable	-	5
Prepayments	9	(5)
Net assets held for sale	2	(2)
Long-term receivables	-	21
Accounts payable and accrued liabilities and provisions[1]	(7)	(21)
Income taxes payable	23	1
Deferred revenue	74	24
Other current liabilities	(6)	6
Foreign currency and other	(14)	28

Net change in working capital and other	$106	$13

1 The change in accounts payable and accrued liabilities and provisions represents only the portion relating to operating activities.

Cash interest and cash taxes paid and received during the period:

Years ended December 31,	2024	2023

Interest paid – short- and long-term borrowings	$87	$106
Interest paid – lease liabilities	4	5

Total interest paid	$91	$111
Interest received	4	27

Taxes paid	45	41

Taxes received	-	1

F-48 Annual Report 2024

Changes in liabilities arising from financing activities during the period:

Years ended December 31,	2024	2023

Long-term debt, opening balance	$919	$1,027
Net repayment of long-term debt	(233)	(122)
The effect of changes in foreign exchange rates	(1)	(1)
Amortization of deferred transaction costs	13	11
Accretion of Notes discount	12	8
Deferred transaction costs	(2)	(4)

Long-term debt, closing balance	$708	$919

Note 30. Guarantees, Commitments, and Contingencies

Guarantees

As of December 31, 2024, the Company had outstanding letters of credit of $116 million (December 31, 2023 – $140 million, January 1, 2023 – $129 million). Of the total outstanding letters of credit, $87 million (December 31, 2023 – $104 million, January 1, 2023 – $129 million) are funded from the RCF and $29 million (December 31, 2023 – $36 million, January 1, 2023 – nil) are funded from the $70 million LC Facility.

Commitments

The Company has purchase obligations over the next three years as follows:

2025	$539

2026	5

2027	1

Legal Proceedings

In the fourth quarter of 2024, Enerflex terminated its contract for the EH Cryo project citing a continuing Force Majeure situation and circumstances that made it impossible for Enerflex to fulfill its contractual obligations. Enerflex’s customer has commenced arbitration proceedings against the Company in connection with the EH Cryo project. Enerflex views its customer’s claims as baseless and unsubstantiated and a wrongful attempt to circumvent the Company’s rights under the contract. Enerflex is disputing the customer’s claims and has brought a counterclaim against its customer to recover amounts owing following Enerflex’s termination of the EH Cryo project contract. At December 31, 2024, the asset position associated with the EH Cryo project was $161 million.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements.

F- 49

Note 31. Related Party Transactions

(a)
Key Management Compensation

Key management includes members of the Board and executive management. Remuneration of directors and executive management is determined by the Board having consideration of overall performance of individuals and market trends. Information on key management compensation is shown below:

Years ended December 31,	2024	2023

Salaries, Director fees and other short-term benefits	$5	$4

Post-employment compensation[1]	1	1

Share-based payments	7	6

1 Post-employment compensation represent the present value of future pension benefits earned during the year.

(b)
Other Related Party Transactions

Enerflex transacts with certain related parties in the normal course of business. Related parties include the Company’s 45 percent equity investment in Roska DBO and the Company’s 65 percent interest in a joint venture in Brazil.

All transactions occurring with related parties were in the normal course of business operations under the same terms and conditions as transactions with unrelated companies. During the year ended December 31, 2024, the Company recorded revenue of $2 million (December 31, 2023 – $2 million) from transactions with Roska DBO. There were no accounts receivables or purchases during the year ended December 31, 2024 (December 31, 2023 – nil). All related party transactions are settled in cash. There were no transactions with the joint venture in Brazil.

Note 32. Seasonality

The energy sector in Canada and in some parts of the USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. Generally, the Company has experienced higher revenue in the fourth quarter of each year related to these seasonal trends. Revenue is also impacted by both the Company’s and its customers’ capital investment decisions. The LATAM and EH segments are not significantly impacted by seasonal variations, while certain parts of the USA can be impacted by seasonal trends depending on customer activity, demand, and location. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating.

F-50 Annual Report 2024

Note 33. Segmented Information

The Company has identified three reporting segments for external reporting:

•
NAM consists of operations in Canada and the USA.
•
LATAM consists of operations in Argentina, Bolivia, Brazil, Colombia, Mexico, and Peru.
•
EH consists of operations in the Middle East, Africa, Europe, Australia and Asia.

Each segment generates revenue from the EI, AMS and ES product lines.

The accounting policies of these reportable operating segments are the same as those described in Note 3 "Summary of Material Accounting Policies".

For internal Management reporting, the Company’s Chief Operating Decision Maker (“CODM”) has identified four operating segments which include: Canada, USA, LATAM, and EH. Each of the operating segments are supported by the Corporate head office. Corporate overheads are allocated to the operating segments based on revenue. In assessing its reporting and operating segments, the Company considered geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used. These considerations also factored into the decision to combine Canada and the USA into one reporting segment. For each of the operating segments, the CODM reviews internal management reports on at least a quarterly basis. For the twelve months ended December 31, 2024, the Company had no individual customer which accounted for more that 10 percent of its revenue (December 31, 2023 – none).

During the second quarter of 2024, the CODM reassessed how it analyzes the gross margin for each of the Company’s product lines, which resulted in the disaggregation of gross margin by product line and impacted operating income in the reporting segments for the year ended December 31, 2023. The impact to the reporting segments operating income for the year ended December 31, 2023, is a decrease of $1 million for NAM and an increase of $1 million for EH. Total consolidated gross margin and operating income remained unchanged.

The CODM also reassessed how it analyzes the total assets of each of the Company’s reporting segments. The CODM relies on information about each of the reporting segments’ “EI assets – operating leases” and “EI assets – finance leases receivable”. Such information includes the operating effectiveness of these assets and the returns on the related operating and finance leases.

In order to provide relevant information, the Company reclassified intercompany loans to Corporate from the respective reporting segments to conform to the current year presentation. The impact on segment assets for December 31, 2023, is a decrease of $183 million for NAM; a decrease of $6 million for EH; an increase of $3 million for LATAM and an increase of $186 million for Corporate. The impact on segment assets for January 1, 2023, was an increase of $8 million and $3 million for EH and LATAM and a decrease of $11 million for Corporate.

F- 51

The following tables provide certain financial information by the Company’s reporting segments.

Revenue and Operating Income

	NAM		LATAM		EH		Total

Years ended December 31,	2024	2023	2024	2023	2024	2023	2024	2023

Segment revenue	$1,626	$1,449	$407	$351	$447	$588	$2,480	$2,388

Intersegment revenue	(62)	(36)	-	(1)	(4)	(8)	(66)	(45)

Revenue	$1,564	$1,413	$407	$350	$443	$580	$2,414	$2,343

EI	146	127	257	248	265	201	668	576

AMS	279	286	70	57	159	140	508	483

ES	1,139	1,000	80	45	19	239	1,238	1,284

Revenue	1,564	1,413	407	350	443	580	2,414	2,343

EI	76	72	182	184	199	135	457	391

AMS	231	233	51	44	125	114	407	391

ES	915	840	65	37	66	227	1,046	1,104

COGS[1]	1,222	1,145	298	265	390	476	1,910	1,886

EI	70	55	75	64	66	66	211	185

AMS	48	53	19	13	34	26	101	92

ES	224	160	15	8	(47)	12	192	180

Gross Margin	342	268	109	85	53	104	504	457

SG&A1	177	144	64	53	86	96	327	293

FX loss (gain)	(1)	-	5	43	-	-	4	43

Operating income (loss)	$166	$124	$40	$(11)	$(33)	$8	$173	$121

1 Depreciation and amortization for the reporting segments are recorded in COGS and SG&A. During the year-ended December 31, 2024 the amount of depreciation and amortization in NAM was $74 million (December 31, 2023 – $69 million); LATAM was $53 million (December 31, 2023 – $48 million); and EH was $58 million (December 31, 2023 – $81 million).

Segment Assets

	NAM		LATAM		EH		Total

As at December 31,	2024	2023	2024	2023	2024	2023	2024	2023

EI assets – operating leases	$286	$298	$185	$209	$242	$357	$713	$864

EI assets – finance leases receivable	-	-	-	-	238	204	238	204

Goodwill[1]	164	167	-	-	258	266	422	433

Other segment assets	586	734	316	272	309	264	1,211	1,270

Corporate	-	-	-	-	-	-	207	187

Total segment assets	$1,036	$1,199	$501	$481	$1,047	$1,091	$2,791	$2,958

	NAM		LATAM		EH		Total

	Dec 31, 2023	Jan 1, 2023	Dec 31, 2023	Jan 1, 2023	Dec 31, 2023	Jan 1, 2023	Dec 31, 2023	Jan 1, 2023

EI assets – operating leases	$298	$342	$209	$195	$357	$377	$864	$914

EI assets – finance leases receivable	-	-	-	26	204	191	204	217

Goodwill[1]	167	166	-	66	266	266	433	498

Other segment assets	734	841	272	395	264	52	1,270	1,288

Corporate	-	-	-	-	-	-	187	227

Total segment assets	$1,199	$1,349	$481	$682	$1,091	$886	$2,958	$3,144

1 Total amount of goodwill in the Canada and USA operating segments at December 31, 2024, were $28 million and $136 million, respectively (December 31, 2023 – $31 million and $136 million, January 1, 2023 – $30 million and $136 million, respectively).

F-52 Annual Report 2024

Note 34. Subsequent Events

Potential USA and Canada Tariffs

The Company continues to closely monitor geopolitical tensions across North America, including the potential application of tariffs as announced by the USA and Canada Governments subsequent to December 31, 2024. Enerflex’s operations in the USA, Canada and Mexico are largely distinct in the customers and projects they serve, and given our diversified operations and proactive risk management, the Company has been working to mitigate the impact of potential tariffs. The timing and impact of the tariffs on the Company’s financial results cannot currently be quantified.

Declaration of Dividends

Subsequent to December 31, 2024, Enerflex declared a quarterly dividend of CAD $0.0375 per share, payable on March 24, 2025, to shareholders of record on March 10, 2025. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

F- 53

Board of Directors

Kevin Reinhart
Board Chair
Alberta, CA

Fernando Assing [1]
Texas, USA

Joanne Cox [1,3]
Human Resources and Compensation Committee Chair
Alberta, CA

Ben Cherniavsky [2]
British Columbia, CA

James Gouin [2]
Ontario, CA

Mona Hale [2]
Audit Committee Chair
Alberta, CA

Marc Rossiter
President and Chief Executive Officer
Alberta, CA

Thomas B. Tyree Jr. [1,3]
Nominating and Corporate Governance Committee Chair
Colorado, USA

Juan Carlos Villegas [1, 3]
Region Metropolitana, Chile

Executive Management

Marc Rossiter
President and Chief Executive Officer
Alberta, CA

Preet S. Dhindsa
SVP and Chief Financial Officer
Alberta, CA

David Izett
SVP and General Counsel
Alberta, CA

Mauricio Meineri
President, Latin America
Texas, USA

Robert Mitchell
SVP and Chief Administrative Officer
Texas, USA

Phil Pyle
President, Eastern Hemisphere
Abu Dhabi, UAE

Greg Stewart
President, USA Region
Texas, USA

Helmuth Witulski
President, Canada
Alberta, CA

1 Member of Human Resources and Compensation Committee
2 Member of Audit Committee
3 Member of Nominating and Corporate Governance Committee

Shareholder Information

Stock Exchange Listings

Toronto Stock Exchange
Trading Symbol: **EFX**

New York Stock Exchange
Trading Symbol: **EFXT**

Transfer Agent, Registrar, and Dividend-Disbursing Agent

TSX Trust
301 - 100 Adelaide Street West
Toronto, ON M5H 4H1

Toll Free: 1-866-600-5869
Tel: 1-416-361-0930
Fax: 1-416-361-0470
Investor Inquires: TSXTIS@tmx.com

Auditors

Ernst & Young LLP Chartered Professional Accountants
Calgary, AB, CA

Investor Relations

Telephone: 1-403-387-6377
E-Mail: ir@enerflex.com
Website: enerflex.com

Matthew

Enerflex

Enerflex Ltd.
Suite 904, 1331 Macleod Trail SE
Calgary, AB, Canada T2G 0K3
1-403-387-6377 | **enerflex.com**